The Lion Electric Company

Management's discussion and analysis of financial condition and results of operations

For the three and six months ended

June 30, 2024

July 30, 2024

SCHOOL BUS
LION

LION ELECTRIC

An **all-electric**
commercial vehicle manufacturer

1.0Preface
The following management’s discussion and analysis (“MD&A”) provides information concerning the financial condition and results of operations of The Lion Electric Company, (together with its subsidiaries, the “Company” or “Lion”) for the three and six months ended June 30, 2024. This MD&A should be read in conjunction with the unaudited condensed interim consolidated financial statements for the three and six months ended June 30, 2024, as well as the audited annual consolidated financial statements of the Company and the related notes for the years ended December 31, 2023 and 2022. Some of the information contained in this MD&A contains forward-looking statements that involve risks and uncertainties. Actual results may differ materially from underlying forward-looking statements as a result of various factors, including those described in section 3.0 of this MD&A entitled “Caution Regarding Forward-Looking Statements” and in section 23.0 entitled “Risk Factors” of the Company’s MD&A for the years ended December 31, 2023 and 2022. The unaudited condensed interim consolidated financial statements and this MD&A were reviewed by Lion's Audit Committee, and were approved and authorized for issuance by Lion's Board of Directors on July 30, 2024.
2.0Basis of Presentation
The Company’s fiscal year is the twelve-month period ending December 31 of each year. This MD&A is based on the Company’s unaudited condensed interim consolidated financial statements and accompanying notes thereto for the three and six months ended June 30, 2024, which have been prepared in accordance with International Accounting Standard (“IAS”) 34—Interim Financial Reporting.
All amounts presented are in United States dollars unless otherwise indicated.
Lion has one reportable operating segment, the manufacturing and sale of electric vehicles in Canada and in the United States.
Certain figures, such as interest rates and other percentages included in this MD&A, have been rounded for ease of presentation. Percentage figures included in this MD&A have not in all cases been calculated on the basis of such rounded figures but on the basis of such amounts prior to rounding. For this reason, percentage amounts in this MD&A may vary slightly from those obtained by performing the same calculations using the figures in Lion’s unaudited condensed interim consolidated financial statements or in the associated text. Certain other amounts that appear in this MD&A may similarly not sum due to rounding.
All references to “fiscal 2024” are to the Company’s fiscal year ending December 31, 2024 and to “fiscal 2023” are to the Company’s fiscal year ended December 31, 2023.
3.0Caution Regarding Forward-Looking Statements
This MD&A contains "forward-looking information" and "forward-looking statements" within the meaning of applicable securities laws and within the meaning of the United States Private Securities Litigation Reform Act of 1995 (collectively, "forward-looking statements"). Any statements contained in this MD&A that are not statements of historical fact, including statements about Lion’s beliefs and expectations, are forward-looking statements and should be evaluated as such.
Forward-looking statements may be identified by the use of words such as “believe,” “may,” “will,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “could,” “plan,” “project,” “potential,” “seem,” “seek,” “future,” “target” or other similar expressions and any other statements that predict or indicate future events or trends or that are not statements of historical matters, although not all forward-looking statements may contain such identifying words. These forward-looking statements include statements regarding the Company’s liquidity and capital requirements and management’s forecasts related thereto, the implementation by the Company of measures and initiatives aimed at reducing its cost structure, managing its liquidity and optimizing its balance sheet (including the July 2024 Action Plan (as defined below)) and the expected impact thereof, the end of the covenant relief period (as defined below) and the upcoming maturity of certain of the Company's debt instruments, the implementation by the Company of measures to reduce its vehicle and battery development costs and its inventory levels (including the Company’s fiscal 2024 objectives related thereto), the Company’s order book and the Company's ability to convert it into actual sales, the expected production capacity of the Company’s manufacturing facilities in Saint-Jerome and the United States and the Company’s battery manufacturing plant (the "Battery Plant") and innovation center in Quebec (the "Innovation Center" and collectively with the Battery Plant, the "Lion Campus"), the sourcing of lithium-ion battery cells, the Company's future growth and long-term strategy, ongoing litigation proceedings, the Company’s expected product pipeline, and the development and timing of commercial production of certain platforms and models. Such forward-looking statements are based on a number of estimates and assumptions that Lion believes are reasonable when made, including that Lion will be able to retain and hire key personnel and maintain relationships with customers, suppliers and other business partners, that Lion will be able to continue to operate its business in the normal course, that Lion will be able to implement its growth strategy, that Lion will be able to successfully and timely ramp-up manufacturing capacity at its Saint-Jerome facility, its U.S. manufacturing facility and at the Battery Plant and Innovation Center as required in the future, that Lion will not suffer any supply chain challenges or any material disruption in the supply of raw materials on competitive terms, that Lion will be able to maintain its competitive position, that Lion will continue to improve its operational, financial and other internal controls and systems to manage its growth and size, that Lion will be able to benefit, either directly or indirectly (including through applications made by the Company and/or its clients), on a timely basis, from governmental programs, subsidies and incentives, that Lion will not incur any material obligations with respect to product warranty claims or product recalls, and that Lion will be able to secure additional funding through equity or debt financing on terms acceptable to Lion and in the amounts needed when required in the future. Such estimates and assumptions are made by Lion in light of the experience of management and their perception of historical trends, current conditions and expected future developments, as well as other factors believed to be appropriate and reasonable in the circumstances. However, there can be no assurance that such estimates and assumptions will prove to be correct.
By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. Lion believes that these risks and uncertainties include the following:

•any inability to generate sufficient cash flows and/or raise additional funds to meet its capital requirements (including as result of upcoming maturities of debt instruments such as the Finalta-CDPQ Loan Agreement (as defined below) or the expiration of the covenant relief period) and pursue its growth strategy, in each case, when and in the amounts needed;
•any inability to remain in compliance with the terms and conditions of its debt instruments (including during or after the covenant relief period);
•any adverse changes in U.S. or Canadian general economic, business, market, financial, political or legal conditions, including as a consequence of the ongoing uncertainties relating to inflation and interest rates;
•any unavailability, reduction, discriminatory application, delay in processing or elimination of governmental programs, subsidies or incentives due to policy changes, government regulations or decisions or otherwise;
•any inability to ramp-up the production of Lion's products and meet project construction and other project milestones and timelines;
•any inability to meet the expectations of the Company's customers in terms of products, specifications, and services;
•any inability to successfully and economically manufacture and distribute its vehicles at scale;
•any inability to execute the Company's growth strategy;
•any escalation, deterioration and adverse effects of current military conflicts, which may affect economic and global financial markets and exacerbate ongoing economic challenges;

•any unfavorable fluctuations and volatility in the availability or price of raw materials included in components used to manufacture the Company's products, including battery cells, modules and packs;
•the reliance on key suppliers and any inability to maintain an uninterrupted supply of raw materials;
•any inability to reduce total cost of ownership of electric vehicles sold by the Company over time;
•the reliance on key management and any inability to attract and/or retain key personnel;
•labor shortages (including as a result of employee departures, turnover, demands for higher wages and unionization of employees) which may force the Company to operate at reduced capacity, to lower its production and delivery rates or lower its growth plans, and could pose additional challenges related to employee compensation;
•any inability to maintain the Company's competitive position;
•any inability to reduce the Company's costs of supply over time;
•any inability to maintain and enhance the Company's reputation and brand;
•any significant product repair and/or replacement due to product warranty claims or product recalls;
•any failure of information technology systems or any cybersecurity and data privacy breaches or incidents;
•any inability to secure adequate insurance coverage or a potential increase in insurance costs;
•natural disasters, epidemic or pandemic outbreaks, boycotts and geo-political events such as civil unrest, acts of terrorism, the current ongoing military conflicts or similar disruptions;
•any event or circumstance, including the materialization of any of the foregoing risks and uncertainties, resulting in the Company's inability to convert its order book into actual sales; and
•the outcome of any legal proceedings in which the Company is or may be involved from time to time.
These and other risks and uncertainties related to the business of Lion are described in greater detail in section 23.0 entitled “Risk Factors” of the Company’s MD&A for the years ended December 31, 2023 and 2022. Many of these risks are beyond Lion’s management’s ability to control or predict. All forward-looking statements attributable to Lion or persons acting on its behalf are expressly qualified in their entirety by the cautionary statements contained and risk factors identified in this MD&A and in other documents filed with the applicable Canadian regulatory securities authorities and the U.S. Securities and Exchange Commission (the "SEC'').
Because of these risks, uncertainties and assumptions, readers should not place undue reliance on these forward-looking statements. Furthermore, forward-looking statements speak only as of the date they are made. This MD&A reflects information available to the Company as of July 30, 2024, the date of this MD&A. Except as required under applicable securities laws, Lion undertakes no obligation, and expressly disclaims any duty, to update, revise or review any forward-looking information, whether as a result of new information, future events or otherwise.
4.0Non-IFRS Measures and Other Performance Metrics
This MD&A makes reference to Adjusted EBITDA, which is a non-IFRS financial measure, as well as other performance metrics, including the Company’s order book, which are defined below. These measures are neither required nor recognized measures under IFRS, and, as a result, do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. Rather, these measures are provided as additional information to complement those IFRS measures by providing further understanding of the Company’s results of operations from management’s perspective. Accordingly, they should not be considered in isolation nor as a substitute for analysis of the Company’s financial information reported under IFRS. Lion compensates for these limitations by relying primarily on Lion's IFRS results and using Adjusted EBITDA and order book on a supplemental basis. Readers should not rely on any single financial measure to evaluate Lion's business. Adjusted gross profit (loss) and adjusted gross margin (loss), as defined in section 4.0 entitled “Non-IFRS Measures and Other Performance Metric” of the Company’s MD&A for the years ended 2023 and 2022, are not presented in this MD&A as the inventory write-down recorded by the Company in connection with its decision to indefinitely delay the start of commercial production of the LionA and LionM minibuses did not have an impact on the Company's results for the three and six months ended June 30, 2024 and 2023.

Adjusted EBITDA
“Adjusted EBITDA” is defined as net earnings (loss) before finance costs, income tax expense or benefit, and depreciation and amortization, adjusted to exclude restructuring costs, share-based compensation, change in fair value of conversion options on convertible debt instruments, change in fair value of share warrant obligations, foreign exchange (gain) loss and transaction and other non-recurring expenses. Lion uses adjusted EBITDA to facilitate a comparison of the profitability of its business on a consistent basis from period-to-period and to provide a further understanding of factors and trends affecting its business. The Company also believes this measure is useful for investors to assess the Company's profitability, its cost structure and its ability to service debt and to meet other payment obligations. However, readers should be aware that when evaluating Adjusted EBITDA, Lion may incur future expenses similar to those excluded when calculating Adjusted EBITDA. In addition, Lion’s presentation of these measures should not be construed as an inference that Lion’s future results will be unaffected by unusual or non-recurring items. Readers should review the reconciliation of net earnings (loss), the most directly comparable IFRS financial measure, to Adjusted EBITDA presented by the Company under section 13.0 of this MD&A entitled "Results of Operations - Reconciliation of Adjusted EBITDA."
Order Book
This MD&A also makes reference to the Company’s "order book" with respect to vehicles (trucks and buses) as well as charging stations. The Company’s vehicles and charging stations order book is determined by management based on purchase orders that have been signed, orders that have been formally confirmed by clients, or products in respect of which formal joint applications for governmental programs, subsidies or incentives have been made by the applicable clients and the Company. The order book is expressed as a number of units or a total dollar value, which dollar value is determined based on the pricing of each unit included in the order book as further explained under “Pricing” in section 10.0 of this MD&A entitled “Order Book”. The vehicles included in the vehicle order book as of July 30, 2024 provided for a delivery period ranging from a few months to the end of the year ending December 31, 2028, with substantially all of such vehicles currently providing for deliveries before the end of the year ending December 31, 2025, which corresponds to the latest date by which claims are required to be made according to the current eligibility criteria of the Federal Infrastructure Canada’s Zero Emission Transit Fund "ZETF" program, unless otherwise agreed by Infrastructure Canada. In addition, substantially all deliveries are subject to the granting of subsidies and incentives with processing times that are subject to important variations. There has been in the past and the Company expects there will continue to be variances between the expected delivery periods of orders and the actual delivery times, and certain delays could be significant. Also, there has been in the past and the Company expects there will continue to be variances in the eligibility criteria of the various programs, subsidies and incentives introduced by governmental authorities, including in their interpretation and application. Such variances or delays could result in the loss of a subsidy or incentive and/or in the cancellation of certain orders, in whole or in part.
The Company’s presentation of the order book should not be construed as a representation by the Company that the vehicles and charging stations included in its order book will translate into actual sales. See section 10.0 of this MD&A entitled "Order Book" for a full description of the methodology used by the Company in connection with the order book and certain important risks and uncertainties relating to such methodology and the presentation of the order book.

5.0 Company Overview
General
Lion's business focuses on the design, development, manufacturing and distribution of all-electric medium- and heavy-duty urban vehicles (“EV”). Each Lion vehicle is purpose-built for electric and entirely designed and assembled in-house, with its own chassis, truck cabin or bus body, proprietary battery technology with modular energy capacity and Lion software integration. Lion’s vehicles are assembled without relying on traditional combustion-engine vehicle retrofitting or third-party integrators. For certain specialized truck applications, Lion has also established partnerships and other relationships with third-party suppliers to enable it to offer to its clients a variety of vehicle configurations, upfit equipment options and applications which range from classic boxes for box trucks to other specialized applications such as all-electric ambulances and utility trucks.
Lion has more than 14 years of focused all-electric vehicle research and development (“R&D”), manufacturing and commercialization experience. Lion’s vehicles and technology benefit from over 28 million miles (over 46 million kilometers) driven by more than 2,100 of its purpose-built all-electric vehicles that are on the road today, in real-life operating conditions.
Lion’s medium and heavy-duty EVs are specifically designed to address the needs of the sub-250 mile (or 400 km) mid-range urban market, which is generally viewed as well suited for electrification given vehicles are typically driven over a relatively modest distance and return to base at the end of every workday.
Lion’s current line-up of purpose-built all-electric trucks can be divided into three main platforms based on gross vehicle weight rating ("GVWR"), namely the Lion5, the Lion6, and the Lion8 (used for the Lion8 (straight) and the Lion 8 Tractor truck (for which commercial production is now expected to commence later in 2024)), and its current line-up of all-electric buses can be divided into two main platforms, namely the LionC and LionD buses, all of which are offered in several range and configuration options with a view to meet customers' needs and route planning. Lion complements its product offering with various services, including sales support, full-service training, charging infrastructure assistance and maintenance support, all of which are available on-site at Lion’s Experience Centers, as well as financing, and identification and seeking of any applicable governmental grants.
Lion has a vehicle manufacturing facility in Canada located in Saint-Jerome, Quebec, which is approximately 25 miles (or 40 km) north of Montreal, Quebec, and a manufacturing facility in the United States located in Joliet, Illinois (the "Joliet Facility"), which supports the Company in addressing the increasing demand in the marketplace for “Made in America” zero-emission vehicles. Lion also has the Battery Plant and Innovation Center in Canada which is located at the YMX International Aerocity of Mirabel, Quebec. Except for the Innovation Center building forming part of the Lion Campus, all of such properties are leased by Lion and Lion does not own any real property.
See section 8.0 entitled "Operational Highlights" for more information, including with respect to the Joliet Facility and the Lion Campus.
6.0Research and Development
Lion’s team of engineers and other R&D professionals conducts development activities from its three R&D centers in Mirabel, Quebec, Saint-Jerome, Quebec, and Montreal, Quebec.
Lion’s R&D is currently focused on enhancing existing vehicles and features and continuing the development of proprietary battery systems and specialized applications that can be integrated into Lion’s vehicles. Lion’s main R&D costs consist of expenditures towards assembly of prototype vehicles, the design, establishment, purchase, and implementation of equipment, as well as costs relating to its R&D professionals performing development activities.

7.0Financial Highlights
For the three months ended June 30, 2024 (Q2 2024), the Company's financial performance was the following when compared to the three months ended June 30, 2023 (Q2 2023):

•Revenue of $30.3 million, down $27.7 million, as compared to $58.0 million in Q2 2023.
•Delivery of 101 vehicles, a decrease of 98 vehicles, as compared to the 199 delivered in Q2 2023. Less vehicles were delivered due to the impact of the timing of EPA rounds and the continued delays and challenges associated with the granting of subsidies related to the ZETF program. Deliveries were also impacted by a slowdown in the Company's production cadence due to the integration of its Lion MD batteries onto its vehicles and the continued ramp-up of production of the Lion5 and LionD platforms.
•Gross loss of $15.2 million, reflecting higher manufacturing costs due to the introduction of new products and to the impact of lower sales volume, as compared to gross profit of $0.4 million in Q2 2023.
•Net loss of $19.3 million, as compared to net loss of $11.8 million in Q2 2023.
•Adjusted EBITDA1 of negative $20.6 million, as compared to negative $9.7 million in Q2 2023.
•Additions to property, plant and equipment of $1.3 million, down $17.8 million, as compared to $19.1 million in Q2 2023.
•Additions to intangible assets, which mainly consist of vehicle and battery development activities, amounted to $10.6 million, ($9.4 million net of government assistance received), down $7.3 million as compared to $17.9 million in Q2 2023.
On July 2, 2024, the Company announced the entering into of amendments to certain of its senior credit instruments, namely (i) its senior revolving credit agreement (the "Revolving Credit Agreement") entered into with a syndicate of lenders represented by National Bank of Canada, as administrative agent and collateral agent, and including Bank of Montreal and Federation des Caisses Desjardins du Quebec, (ii) its loan agreement entered into with Finalta Capital and Caisse de dépôt et placement du Quebec (the "Finalta-CDPQ Loan Agreement"), and (iii) its non-convertible debentures issued in July 2023 to a group of investors led by Mach Group and the Mirella & Lino Saputo Foundation. On the same day, the Company also announced the entering into of a new agreement with Investissement Quebec providing for a loan under the ESSOR program in the amount of C$5,000,000, which loan may, under certain conditions, be drawn up to C$7,500,000 (the "ESSOR loan"). On July 30, 2024, the Company and the lenders under the Revolving Credit Agreement agreed to certain accommodations relating to the temporary inclusion of additional assets in the borrowing base until August 16, 2024. See section 16.0 of this MD&A entitled “Liquidity and Capital Resources” for additional information.
8.0Operational Highlights
Joliet Facility
The Joliet Facility is the Company's biggest footprint in the U.S. During the quarter ended June 30, 2024, the Company continued to make deliveries to customers of its LionD units manufactured at the Joliet Facility, in addition to its LionC units.
As at June 30, 2024, additions to property, plant and equipment incurred by the Company since the beginning of the project totaled approximately $106 million, with no significant additions during the second quarter of fiscal 2024. The Joliet Facility currently has the necessary infrastructure in place, including the production line and equipment, to achieve a production capacity of up to 2,500 buses on an annual basis. While the Company initially planned that, at full scale, the production capacity of the Joliet Facility would be principally focused on the production of trucks, as previously disclosed, the Company currently expects to rely on the truck manufacturing capacity available at its Saint-Jerome manufacturing facility to address current customer demand. As a result, the Company does not expect to incur any material capital
1 Adjusted EBITDA is a non-IFRS financial measure. See section 4.0 of this MD&A entitled “Non-IFRS Measures and Other Performance Metrics,” and section 13.0 of this MD&A entitled "Results of Operations - Reconciliation of Adjusted EBITDA" for a reconciliation of net loss, the most directly comparable IFRS financial measure, to Adjusted EBITDA.

expenditures related to the Joliet Facility in the short-term. Furthermore, given the current production capacity at the Joliet Facility is sufficient to meet the Company's actual production needs, the Company is evaluating various alternatives with respect to excess manufacturing space at the facility with a view to reduce operating expenses. In connection thereto, the Company has engaged an advisor to assist it in pursuing subleasing opportunities with respect to a significant portion of the Joliet Facility.
Lion Campus
The Lion Campus, which is located at the YMX International Aerocity of Mirabel, Quebec, consists of the Company’s Battery Plant and Innovation Center. During the quarter ended June 30, 2024, the Company successfully completed the final certification for its heavy-duty ("HD") battery pack, the LionBattery HD, a lithium ion battery pack specifically designed for the Company's purpose-built heavy-duty trucks, and continued to ramp up the production of lithium ion battery packs at its Battery Plant. The Company is also continuing activities to integrate the Lion battery pack technology into its vehicles. The Battery Plant currently has the infrastructure in place, including the production line and equipment, to achieve a production capacity of up to 1.7 GWh (equivalent to approximately 5,000 vehicles, depending on the mix between school buses and trucks) on an annual basis. In order to leverage space available and optimize operational efficiency, the Innovation Center building is currently being used for various purposes, including as a testing and certification center for vehicles and batteries, a predelivery inspection site, a showroom and delivery center, and as warehousing space.
As of June 30, 2024, additions to property, plant and equipment (mostly related to the purchase of battery production equipment, property construction, and property improvements) and additions to intangible assets (consisting mainly of battery development and integration activities) incurred by the Company since the beginning of the Lion Campus project (exclusive of capitalized interest) totaled approximately $125 million, with no significant additions during the second quarter of fiscal 2024. As previously disclosed, the Company does not expect to incur any material capital expenditures related to the Lion Campus in the short-term.
U.S. Environmental Protection Agency (EPA) Clean School Bus Program (the "EPA Program") Update
Since May 2022, the EPA has announced over $2.5 billion in funding under the EPA Program:
•In May 2022, the EPA announced the availability of $500 million under the first round of funding of the EPA Program (the "2022 rebate round"), which amount was subsequently increased to $945 million.
•In April 2023, the EPA announced the availability of an additional $400 million of grants through a new 2023 grant funding round (the "2023 grant round") under the EPA Program which was more than doubled in January 2024 as further described below.
•In September 2023, the EPA announced additional funding of up to $500 million through a rebate round (the "2023 rebate round"), under the EPA Program which was increased to approximately $900 million in May 2024 as further described below.
Please refer to the EPA's website for additional information on the EPA Program: https://www.epa.gov/cleanschoolbus.
Lion all-electric school buses are eligible under all of the foregoing rounds of the EPA Program. Under the 2022 rebate round, Lion all-electric school buses were eligible for up to $375,000 per bus for priority districts ($250,000 for other eligible districts). In addition, subsidies of up to $20,000 were available for charging infrastructure under the 2022 rebate round. Under the 2023 grant round, an aggregate total of $395,000 in funding is available for priority districts (other eligible districts can receive an aggregate total of $250,000) for all-electric buses and charging infrastructure. Under the 2023 rebate round, an aggregate total of $345,000 in funding is available for priority districts (other eligible districts can receive an aggregate total of $200,000) for all-electric buses and charging infrastructure, and stacking with certain other state programs and federal tax credits is permitted.

In order to benefit from vouchers granted under the EPA Program, applicants which are selected are granted vouchers and must submit a payment request once a purchase order for all-electric school buses has been signed. Under the 2022 rebate round in which Lion participated directly and indirectly through school districts, once the EPA reviewed and was satisfied with a payment request, the EPA issued an initial upfront payment to the applicant selected, such that payments made under the EPA Program were generally made before the actual delivery of the applicable school bus. The Company received initial upfront payments from the EPA of approximately $80 million under the 2022 rebate round (all in fiscal 2023), of which approximately $9 million was recorded as deferred revenue and other deferred liabilities as at June 30, 2024, as the related vehicles had not yet been delivered. As the EPA may issue initial upfront payments before the actual delivery of the applicable school buses, any upfront payment received by Lion remains subject to delivery of the applicable school buses by Lion in accordance with the terms and conditions of the EPA Program and the applicable purchase orders. In the event that a given order is not ultimately fulfilled and that the delivery of any applicable school buses is not ultimately completed, any initial upfront payment received is required to be repaid to the EPA. During the six months ended June 30, 2024, approximately $2.4 million of initial upfront payments were repaid by Lion. See section 3.0 of this MD&A entitled “Caution Regarding Forward-Looking Statements.” Also see Section 10.0 of this MD&A entitled “Order Book” for additional information with respect to purchase orders obtained and payment requests submitted by the Company with respect to school buses subject to awards under the 2022 rebate round, as well as a full description of the methodology used by the Company in connection with the order book and certain important risks and uncertainties relating to such methodology and the presentation of the order book.
In January 2024, the EPA announced that it increased the funding amount initially announced for the 2023 grant round, thereby allocating nearly $1 billion to 67 applicants. Based on the EPA, the awards under the 2023 grant round are expected to facilitate the purchase of over 2,700 clean school buses in 280 school districts serving over 7 million students across 37 states. Lion estimates that approximately 70% of all units awarded under the 2023 grant round have been directly granted to school districts, financial entities and third-party contractors. Lion was awarded a grant for 97 school buses and related charging infrastructure, representing a total of $38 million, as part of the 2023 grant round. Lion’s applications submitted in connection with this 2023 grant round were prepared in collaboration with selected school districts. In mid-July 2024, Lion finalized an agreement with the EPA allowing Lion and its customers to begin the process to obtain formal purchase orders and submit payment requests for such grants. Lion is also monitoring other grants awarded to school districts and third party operators as these could represent additional opportunities for the Company. Lion will continue to work actively with the applicable school districts in order to complete the milestones required under the program and execute purchase orders with such school districts.
On May 29, 2024, the EPA announced that it increased the funding amount for the 2023 rebate round to approximately $900 million. Based on the EPA, the awards under the 2023 rebate round are expected to facilitate the purchase of over 3,400 clean school buses, 92% of which will be electric, to 530 school districts spanning nearly every state, Washington, D.C., and several Tribes and U.S. territories. Lion was awarded a grant for 127 school buses and related charging infrastructure, representing a total of $39 million, as part of the 2023 rebate round. Lion’s applications submitted in connection with this 2023 rebate round were prepared in collaboration with selected school districts, and Lion is currently working with its customers to obtain formal purchase orders and satisfy the other requirements of the EPA prior to submitting payments requests to the EPA. As of the date of this MD&A, payment request submissions to the EPA have been initiated. Lion is also monitoring other rebates awarded to school districts and third party operators as those could represent additional opportunities for the Company. Lion will continue to work actively with the applicable school districts in order to complete the milestones required under the program and execute purchase orders with such school districts.

New U.S. Environmental Protection Agency (EPA) 2024 Clean Heavy-Duty Vehicles Grant Program ("EPA 2024 Clean Heavy-Duty Program")
In April 2024, the EPA launched its new 2024 Clean Heavy-Duty Vehicles Grant Program ("the EPA 2024 Clean Heavy-Duty Program"), designed to help transition heavy-duty vehicles, including school buses and trucks, to zero-emission models. The EPA 2024 Clean Heavy-Duty Vehicles Program provides $932 million in funding available to help municipalities, states, territories, tribes, school districts and nonprofit school transportation associations replace existing heavy-duty vehicles with zero-emission vehicles, deploy zero-emission vehicle infrastructure, and train and develop workers. The EPA expects that approximately 70% of the total funding will support school bus-related projects, with approximately 30% of funding for vocational vehicles. Grant applications were due July 25, 2024, and awards are expected to be announced by February 2025. Lion all-electric school buses and its all-electric Lion5 and Lion6 trucks are eligible under EPA 2024 Clean Heavy-Duty Program. For all-electric buses, up to 75% of the total aggregate costs of all-electric buses and charging infrastructure will be available for funding, up to an aggregate maximum of $280,000. For all-electric trucks, up to 65% of the total aggregate costs of all-electric trucks and charging infrastructure will be available for funding, up to an aggregate maximum of $355,000. Stacking with certain other state programs and tax credits will be permitted. Please refer to the EPA's website for additional information on the EPA 2024 Clean Heavy-Duty Program: https://www.epa.gov/clean-heavy-duty-vehicles-program.
April 2024 Workforce Reduction
On April 18, 2024, the Company announced a reduction of its workforce, combined with other cost-cutting measures, including in areas such as third-party inventory logistics, lease expenses, consulting, product development and professional fees. The workforce reduction affected approximately 120 employees in overhead and product development functions. These measures were aimed at further reducing the Company's operating expenses and aligning its cost structure to current market dynamics, notably delays experienced with the ZETF, which continue to adversely impact the Company's school bus deliveries. See Section 10.0 of this MD&A entitled “Order Book” for additional information. During the three months ended June 30, 2024, the Company incurred expenses related to employee transition costs, severance payments and employee benefits of approximately $1.4 million in the aggregate in connection with the April 18, 2024 workforce reduction.
Union Activity Update
In April 2024, the International Association of Machinists and Aerospace Workers, District 11 (“IAM”) filed a petition for certification with the Tribunal administrative du travail du Quebec (“TAT”) to represent the Company’s employees at its Saint-Jerome facility, except for employees automatically excluded by law and office employees. On June 27, 2024, the TAT rendered its decision concluding that the IAM had the representative character required by law. As a result, the Company expects to commence sessions relating to the negotiation of a collective bargaining agreement with IAM representatives this upcoming fall. In addition, on July 18, 2024, the Association des travailleurs de Lion Électrique – Mirabel (“ATLEM”) filed a petition for certification with the TAT to represent the Company’s employees at its Innovation Center. The TAT is currently evaluating the representative character of the ATLEM.
9.0Recent Developments
July 2024 Action Plan
The Company announced an action plan (the “Action Plan”) intended to streamline its operations, further align its cost structure with current demand and improve its liquidity position and ability to reach its profitability goals. The Action Plan includes the following actions and initiatives:
•a reduction of the Company’s workforce by 30% (representing approximately 300 employees) across Canada and the United States and impacting all areas of the organization, which is expected to be implemented over the upcoming days and will result in mostly temporary lay offs

(such initiative being expected to result in annualized costs savings for the Company of up to approximately $25 million, assuming that employees temporarily laid off are not re-hired);
•adjusting the Company’s truck manufacturing operations in light of a lower market demand than initially anticipated for all-electric trucks, including by introducing a batch-size manufacturing approach for trucks directly aligned with the Company’s order book;
•the creation of a new product line through which the Company will sell its battery packs to third parties;
•a process to optimize usage of the Company’s facilities, including the potential sublease of a significant portion of its Joliet Facility and certain experience centers throughout Canada and the United States; and
•the implementation of an overall efficiency improvement plan to further reduce other operational expenses, such as third-party logistics costs, consultant costs, and other selling and administrative expenditures.
10.0Order Book2
As at July 30, 2024, Lion’s vehicle order book stood at 1,994 all-electric medium- and heavy-duty vehicles, consisting of 190 trucks and 1,804 buses, representing a combined total order value of approximately $475 million as calculated per management's methodology further described below. Additionally, LionEnergy, Lion’s division that assists customers with selecting, purchasing, project managing and deploying charging infrastructure ahead of vehicle delivery and which generates revenues through project management and consulting services as well as the resale of charging stations from global charging infrastructure manufacturers, had an order book of 394 charging stations, representing a combined total order value of approximately $9 million, as at July 30, 2024 as calculated per management's methodology further described below. The decrease in the vehicle order book of 10 vehicles as compared to the vehicle order book of 2,004 vehicles representing a combined total order value of approximately $475 million, as previously disclosed on May 7, 2024 is mainly due to deliveries made since May 7, 2024, partially offset by new purchase orders. See section 23.0 entitled “Risk Factors” of the Company’s MD&A for the years ended December 31, 2023 and 2022.
ZETF Program Delays
Lion and its clients continue to experience delays and challenges in the processing of applications filed under the ZETF. During the six months ended June 30, 2024, only one application for 200 school buses under the program submitted by one of Lion's customers was approved by the ZETF which resulted in the delivery of 59 school buses by Lion. As previously indicated and described in the disclosure relating to the management’s methodology below, more than half of the vehicles included in the Company’s order book are contingent upon grants under the ZETF. Lion continues to be actively engaged in discussions with the Canadian Federal government regarding the application of the program. If the above-mentioned delays persist, the orders relating to such vehicles may be cancelled, in whole or in part, or be subject to renegotiation. See section 23.0 entitled “Risk Factors” of the Company’s MD&A for the years ended December 31, 2023 and 2022.
2 See section 4.0 of this MD&A entitled “Non-IFRS Measures and Other Performance Metrics”.

Order Book Methodology

General Principle:
The Company’s vehicle and charging stations order book is determined by management based on purchase orders that have been signed, orders that have been formally confirmed by clients or products in respect of which formal joint applications for governmental programs, subsidies or incentives have been made by the applicable clients and the Company. The order book is expressed as a number of units or a total dollar value, which dollar value is determined based on the pricing of each unit included in the order book as further explained below under the section entitled “Pricing”.

The vehicles included in the vehicle order book as of July 30, 2024 provided for a delivery period ranging from a few months to the end of the year ending December 31, 2028, with substantially all of such vehicles currently providing for deliveries before the end of the year ending December 31, 2025, which corresponds to the latest date by which claims are required to be made according to the current eligibility criteria of the ZETF, unless otherwise agreed by Infrastructure Canada. In addition, substantially all of the vehicle orders included in the order book are subject to the granting of governmental subsidies and incentives, including programs in respect of which applications relating to vehicles of Lion have not yet been fully processed to date. The processing times of governmental programs, subsidies and incentives are also subject to important variations. As further described below under the sections entitled “Delivery Periods” and “Ongoing Evaluation; Risk Factors”, there has been in the past and the Company expects there will continue to be variances between the expected delivery periods of orders and the actual delivery times, and certain delays could be significant. Also, there has been in the past and the Company expects there will continue to be variances in the eligibility criteria of the various programs, subsidies and incentives introduced by governmental authorities, including in their interpretation and application. Such variances or delays could result in the loss of a subsidy or incentive and/or in the cancellation of certain orders, in whole or in part.

The Company’s presentation of the order book should not be construed as a representation by the Company that the vehicles and charging stations included in its order book will translate into actual sales.

Delivery Periods:
The Company’s order book refers to products that have not yet been delivered but which are reasonably expected by management to be delivered within a time period that can be reasonably estimated and includes, in the case of charging stations, services that have not been completed but which are reasonably expected by management to be completed in connection with the delivery of the product.

Purchase orders and applications relating to vehicles of Lion generally provide for a time period during which the client expects delivery of the vehicles. Such period can vary from a specific date, a number or range of months after the issuance of the order or application, or a calendar year. The vehicles included in the vehicle order book as of July 30, 2024 provided for a delivery period, subject to the satisfaction of the conditions set forth in each order (which, in substantially all cases as further discussed herein, relate to the approval of governmental subsidies and grants), ranging from a few months to the end of the year ending December 31, 2028, with substantially all of such vehicles currently providing for deliveries before the end of the year ending December 31, 2025, which corresponds to the latest date by which claims are required to be made according to the current eligibility criteria of the ZETF, unless otherwise agreed by Infrastructure Canada. Delivery periods are disclosed from time to time by the Company when available in respect of material orders. Delivery periods should not be construed as a representation or a guarantee by the Company that the actual delivery time will take place as scheduled. Given the nature of the business and the products of the Company, the implied lead time for the production and delivery of a vehicle (which may be impacted, among other things, by supply chain challenges or changes in specifications), the nature of certain customers of the Company (in many cases, fleet owners operating capital intensive operations which require financing and ongoing scheduling flexibility), and the fact that, as further described herein, substantially all of the vehicle orders included in the order book are subject to the granting of governmental subsidies and incentives, actual delivery times may be subject to important variations or delays. Please refer to the section entitled “Ongoing Evaluation; Risk Factors” below regarding the potential impact of variations or delays in deliveries.

Pricing:	When the Company’s order book is expressed as an amount of sales, such amount has been determined by management based on the current specifications or requirements of the applicable order, assumes no changes to such specifications or requirements and, in cases where the pricing of a product or service may vary in the future, represents management’s reasonable estimate of the prospective pricing as of the time such estimate is reported. A small number of vehicles included in the order book have a pricing that remains subject to confirmation based on specifications and other options to be agreed upon in the future between the applicable client and the Company. For purposes of the determination of the order book and the value allocated to such orders, management has estimated the pricing based on its current price lists and certain other assumptions relating to specifications and requirements deemed reasonable in the circumstances.

Performance Metric:	The order book is intended as a supplemental measure of performance that is neither required by, nor presented in accordance with, IFRS, and is neither disclosed in nor derived from the financial statements of the Company. The Company believes that the disclosure of its order book provides an additional tool for investors to use in evaluating the Company’s performance, market penetration for its products, and the cadence of capital expenditures and tooling.

The Company’s computation of its order book is subject to the specific methodology described herein and may not be comparable to other similarly entitled measures computed by other companies, because all companies may not calculate their order book in the same fashion. Other companies also sometimes refer to or use “order backlog” or “order intake” as performance metrics, which are most likely not calculated on the same basis as the Company’s order book. In addition, as explained above, the Company’s presentation of the order book is calculated based on the orders and the applications made as of the time that the information is presented, and it is not based on the Company’s assessment of future events and should not be construed as a representation by the Company that the vehicles and charging stations included in its order book will translate into actual sales.

Ongoing Evaluation; Risk Factors:
A portion of the vehicles or charging stations included in the Company’s order book may be cancellable in certain circumstances (whether by reason of a delivery delay, unavailability of a program, subsidy or incentive or otherwise) within a certain period. Management reviews the composition of the order book every time it is reported in order to determine whether any orders should be removed from the order book. For purposes of such exercise, management identifies orders that have been or are reasonably likely to be cancelled and examines, among other things, whether conditions attaching to the order are reasonably likely to result in a cancellation of the order in future periods as well as any other available information deemed relevant, including ongoing dialogue with clients and governments. Such exercise may result from time to time in orders that have previously been included in the order book being removed even if they have not been formally canceled by the client. See the first paragraph of this section 10.0 entitled "Order Book" for a presentation of the variance in the total number of units and the total dollar value of the vehicles and charging stations included in the Company's order book since May 7, 2024, being the last date on which such information was presented.

The Company cannot guarantee that its order book will be realized in full, in a timely manner, or at all, or that, even if realized, revenues generated will result in profits or cash generation as expected, and any shortfall may be significant. The Company’s conversion of its order book into actual sales is dependent on various factors, including those described below and under section 23.0 entitled “Risk Factors” of the Company’s MD&A for the years ended December 31, 2023 and 2022. For instance, a customer may voluntarily or involuntarily default on an order, may become subject to bankruptcy or insolvency or cease its business operations. In addition, substantially all of the vehicle orders included in the order book are subject to conditions relating to the granting of governmental subsidies or incentives or a specified timing for the delivery of the vehicle and, in a limited number of cases, the availability of certain specifications and options or the renewal of certain routes by governmental or school authorities. As a result, the Company’s ability to convert its order book into actual sales is highly dependent on the granting and timing of governmental subsidies and incentives, most notably subsidies and incentives under the Quebec government’s 2030 Plan for a Green Economy (the “Quebec Green Economy Plan”), Federal Infrastructure Canada's ZETF, the Government of Canada Incentives for Medium- and Heavy-Duty Zero-Emission Vehicles (iMHZEV) Program, the U.S. Environmental Protection Agency Clean School Bus Program and California’s Hybrid and Zero-Emission Truck and Bus Voucher Incentive Project (HVIP). More than half of the vehicles included in the order book are contingent upon grants under the ZETF, in respect of which applications relating to vehicles of Lion have not yet been fully processed to date and December 31, 2025 is the latest date by which claims are required to be made according to the current eligibility criteria of the ZETF program, unless otherwise agreed by Infrastructure Canada. In addition, purchase orders obtained in connection with the first round of funding under the EPA Program, require, among other things, that vehicles be delivered on or prior to October 2024.

Any termination, modification, delay or suspension of any governmental programs, subsidies and incentives, including, most importantly as of the date hereof, the ZETF, the Quebec Green Economy Plan or the EPA Program could result in delayed deliveries or the cancellation of all or any portion of orders, which, in turn, could have a material and adverse effect on the Company’s business, results of operations or financial condition.

The Company’s conversion of its order book into actual sales is also dependent on its ability to economically and timely manufacture its vehicles, at scale. The Company delivered 519 vehicles during the year ended December 31, 2022 and 852 vehicles during the year ended December 31, 2023. As of July 30, 2024, the Company’s vehicle order book stood at 1,994 vehicles. The execution of the Company’s growth strategy and the conversion of its order book, which currently provides for deliveries ranging from a few months to the end of the year ending December 31, 2028, will require that the Company increases its production cadence. While the Saint-Jerome facility and Joliet Facility currently have the infrastructure in place, including in terms of production lines and equipment, to achieve a production capacity of up to 2,500 vehicles and 2,500 buses, respectively, on an annual basis (see section 8.0 of this MD&A entitled “Operational Highlights” and “Product Development and Manufacturing” under section 11.0 of this MD&A entitled “Key Factors Affecting Lion's Performance” for further details), the Company's operations are currently being conducted on a lower scale and it has limited experience to date in high volume manufacturing. In addition, as of July 30, 2024, 145 units included in the order book, consisting of trucks and representing a combined total order value of approximately $55 million, related to products which had been developed and were being sold, but that were not currently in commercial production. See “Products and Solutions” in section 6.2 of the Company’s Annual Information Form for the year ended December 31, 2023 entitled “Business of the Company”. Any failure by the Company to successfully develop its vehicles, source its key components, and scale its manufacturing processes within projected costs and timelines could have a material adverse effect on its business, results of operations or financial condition. As a result, the Company’s realization of its order book is subject to a number of risks and uncertainties, including the risks described in section 3.0 of this MD&A entitled “Caution Regarding Forward-Looking Statements” and section 23.0 entitled “Risk Factors” of the Company’s MD&A for the years ended December 31, 2023 and 2022, and there can be no assurance that the Company will be successful in converting all or a significant portion of its order book into actual sales.

11.0     Key Factors Affecting Lion’s Performance
Lion believes that its performance and future success are dependent on multiple factors that present significant opportunities, but also pose risks and challenges, including those discussed below and in section 23.0 entitled “Risk Factors” of the Company’s MD&A for the years ended December 31, 2023 and 2022.

Regulatory Landscape and Government and Economic Incentives
Lion competes in an industry that is subject to environmental regulations across the various jurisdictions in which it sells its products. While regulations are expected to continue to become increasingly stringent over time, especially with respect to the use of diesel vehicles, various programs, subsidies and incentives have been introduced by governmental authorities in Canada and the United States in order to promote the adoption of emissions-free vehicles. Demand for Lion’s vehicles is currently highly influenced by such federal, state, provincial and local tax credits, rebates, grants and other government programs and incentives that promote the use of battery electric vehicles. Substantially all of the vehicle orders included in Lion’s order book are subject to the granting of governmental subsidies and incentives, including programs in respect of which applications relating to vehicles of Lion have not yet been fully processed to date. The application, treatment, and processing times of governmental programs, subsidies and incentives are also subject to important variations. As further described under "ZETF Program Delays", “Delivery Periods” and “Ongoing Evaluation; Risk Factors” in section 10.0 of this MD&A entitled “Order Book,” there has been in the past and the Company expects there will continue to be variances between the expected delivery periods of orders and the actual delivery times, and certain delays could be significant. Also, there has been in the past and the Company expects there will continue to be variances in the eligibility criteria and processing times of the various programs, subsidies and incentives introduced by governmental authorities, including in their interpretation and application. Such variances or delays could result in the loss of a subsidy or incentive and/or in the cancellation of certain orders, in whole or in part. See section 23.0 entitled “Risk Factors” of the Company’s MD&A for the years ended December 31, 2023 and 2022.
Additionally, demand for Lion’s vehicles may be influenced by laws, rules, regulations and programs that require reductions in carbon emissions, such as the various measures implemented by lawmakers and regulators in California and Quebec, among others, designed to increase the use of electric and other zero-emission vehicles, including the establishment of firm goals in certain instances for the number of these vehicles operating on state roads by specified dates and the enactment of various laws and other programs in support of these goals.
Although Lion’s vehicles qualify as zero emissions vehicles (“ZEVs”), they are subject to regulations regarding vehicle emissions. For example, in the United States, every class of heavy-duty engines or vehicles must receive Certificate of Conformity (“COCs”) from the EPA prior to being sold. These COCs must be obtained for each model year of production, and failure to obtain them prior to entering Lion’s vehicles into commerce may result in substantial fines or penalties. In addition, the EPA and California Air Resources Board (“CARB”) have annual certification greenhouse gas ("GHG") emissions requirements related to Lion’s vehicles. The CARB certification is required to participate in California’s Hybrid and Zero-Emission Truck and Bus Voucher Incentive Project ("HVIP"). In Canada, the Heavy-duty Vehicle and Engine Greenhouse Gas Emission Regulations adopted under the Canadian Environmental Protection Act, 1999, establish Canadian emission standards and test procedures for Canadian manufacturers, distributors and importers of heavy-duty vehicles. These standards and procedures are aligned with the requirements of the United States Code of Federal regulations for on-road heavy-duty vehicles and engines published by the EPA, parts of which are incorporated by reference in the regulations. However, testing and other requirements to demonstrate compliance may vary, adding to the regulatory complexity of Lion’s operations. In addition, the use, storage, transport, and disposal of Lion’s battery packs is subject to extensive regulation. Lithium-ion cells may be regulated as “hazardous” or “dangerous” goods under several regulatory regimes in both the United States and Canada. In addition to the proper handling, recycling, and disposal of expended batteries, Lion’s operations are subject to a wide range of laws and regulations related to the protection of the environment, including those regulating air emissions, discharges to water, waste management, worker health and safety, and environmental cleanup.

Customer Demand for Electrification
The demand for Lion's vehicles is highly dependent upon the general customer demand for electric vehicles. The electrification of medium and heavy-duty commercial vehicles continues to gain momentum as users and governmental authorities are looking for novel solutions to reduce GHG emissions and atmospheric pollution generally while the cost competitiveness of electric vehicles continues to improve. On March 20, 2024, the EPA announced a final rule, Multi-Pollutant Emissions Standards for Model Years 2027 and Later Light-Duty and Medium-Duty Vehicles, that sets new, more rigorous standards aimed at further reducing air pollutant emissions from light-duty and medium-duty vehicles starting with model year 2027. The final rule builds upon EPA’s final standards for federal greenhouse gas emissions standards for passenger cars and light trucks for model years 2023 through 2026 and leverages advances in clean car technology to unlock benefits such as improving public health through reducing smog- and soot-forming pollution from vehicles and reducing climate pollution. These standards will phase in over model years 2027 through 2032. While Lion anticipates that an increasing number of fleet owners and operators will seek all-electric alternatives to reduce the carbon footprint of their diesel fleets, its performance and future success will be largely influenced by the rates of adoption of electric vehicles by customers in markets in which it operates. Lion intends to leverage its broad offering of electric vehicles available for purchase today in order to benefit from the growing customer demand for electric vehicles.
Supply Chain
The Company’s supply, notably in respect of battery cells, battery packs and modules and other raw materials, is critical in allowing the Company to operate its business, produce vehicles and generate revenues, scale its operations and execute on its growth strategy, such that any supply delay or vulnerability in the supply chain may cause delays in the availability of the Company’s products. Global supply chain challenges may be caused by labor shortages or other global economic uncertainties and events, including inflationary pressures and military conflicts. Disruptions, including port congestion, rail and weather disruptions, trucker shortages and intermittent supplier shutdowns and delays, may result in component shortages, extended lead times for delivery of parts and raw materials, as well as, in certain cases, additional costs and production slowdowns. In addition, while the Company obtains components from multiple sources whenever possible, some of the components used in its vehicles are purchased from a single source and sometimes require custom design tailored to Lion vehicles such that there could be challenges in securing alternative supply sources for such components. The Company has from time-to-time experienced, and may experience in the future, shortages of raw materials, components and labor resulting in production slowdowns. Supply chain challenges have in certain cases contributed and may contribute in the future to delays in the rollout of certain products, resulting in the loss of a given subsidy or incentive for a client, or forcing a client to reallocate annual spending, therefore contributing to the cancellation of certain orders. In other cases, such challenges have required, and may require in the future, the Company to collaborate with its clients to agree on updated delivery periods or otherwise negotiate revised terms and conditions or enter into new purchase orders. See section 10.0 of this MD&A entitled “Order Book.” In its efforts to mitigate the impact of any supply chain challenges, the Company continues to focus on the management of inventory for critical components such as batteries and motors and to increase its reliance on local sourcing in order to develop a supply chain that is as close as possible to its manufacturing facilities. In addition, the Company has increased its supplier redundancy for specific parts. From a manufacturing standpoint, the Company has also increased in-house fabrication and re-designed certain sub-assemblies to circumvent parts that may be most affected by supply chain challenges, such as connectors used in the fabrication of low and high voltage wiring harnesses. The Company is continuously monitoring its supply chain and expects to continue implementing measures to mitigate identified or potential issues. In addition, the Company continues to monitor market dynamics to roll out, as deemed necessary, price increases in certain markets.

Recently, the Company has implemented initiatives aimed at optimizing its balance sheet and to reduce its ratio of current assets to current liabilities, such as extending payment terms with suppliers and reducing the number of days of on hand of inventory by pushing out purchase commitments, with the objective of improving its liquidity and aligning more closely its payments with the consumption of on hand raw material inventories and the expected timing of deliveries and collections. As a result of the foregoing measures, suppliers may limit, impose conditions (including through more stringent payment terms or restrictions on credit) or stop the supply to Lion, all of which could cause production disruptions and may materially adversely affect the Company’s business, results of operations or financial condition
Reduction in Total Cost of Ownership
The total cost of ownership (“TCO”), along with vehicle range and payload capacity, quality and reliability, safety, customer experience, technological innovation, charging expertise and compliance with environmental regulation are the primary drivers of truck and bus purchasing decisions for fleet owners and operators.
Lion’s management believes that Lion’s truck TCO is currently favorable to comparable diesel vehicles in most use cases. Over time, the TCO advantage of electric trucks is expected to further increase as electric vehicle prices reduce, which will in turn further improve the economic benefit and rationale for fleet owners and operators to purchase Lion’s all-electric vehicles. In the school bus market, the lower annual mileage of individual units typically makes it more difficult for the lower energy and maintenance costs to significantly offset the currently higher upfront costs of electric vehicles over incumbent diesel units. As such, at the current time, governmental subsidies and incentives are often required for electric buses to be competitive over diesel units from a pure TCO point of view in this category. Over time, as the cost of the vehicles decreases as a result of, among other things, reduction in battery costs from increased vertical integration in manufacturing of battery systems, increased purchasing power with suppliers through larger volume commitments, increased manufacturing capacity utilization and fixed cost absorption, and other productivity gains, the TCO for electric buses is expected to become favorable even in the absence of governmental subsidies and incentives. However, if the cost of electric vehicles does not decrease over time, or if subsidies or incentives are reduced, eliminated or expire, Lion’s future sales could be negatively impacted. See section 23.0 entitled “Risk Factors” of the Company’s MD&A for the years ended December 31, 2023 and 2022.
Product Development and Manufacturing
Lion’s success will depend on its ability to economically develop, manufacture and sell its vehicles at scale and meet its customers’ business needs. Lion’s current line-up of purpose-built all-electric vehicles consists of trucks, which can be divided into three main platforms, and all-electric buses, which can be divided into two main platforms. Lion has also established partnerships and other relationships with third-party suppliers to enable it to offer to its clients a variety of vehicle configurations, upfit equipment options and applications. Although Lion has developed and manufactured specialized chassis for such applications that can fit all-electric battery packs, the electrification and final configuration of certain of the specialized applications offered by Lion and its partners require input from upfitters and their ultimate customers and, in certain instances, Lion is still in the process of finalizing testing and integration with its partners and customers. Lion has also developed, and may in the future develop, additional products, specialized applications and services. Lion continuously assesses the timing and allocation of resources with respect to the development of other products and/or integration of specialized applications. See “Products and Solutions” in section 5.4 entitled “Business of the Company” of the Company’s Annual Information Form for the year ended December 31, 2023, for a description of Lion’s products and solutions and product development pipeline. See also “Delay of Commercial Production of LionA and LionM” in section 8.0 of the Company’s MD&A for the years ended December 31, 2023 and 2022. In addition, vehicle manufacturers often experience, and the Company has in the past experienced delays in the design, production and launch of new products. Any delay in the design, production and launch of new models or in doing so cost-effectively and with high quality, or any failure by the Company to satisfy the needs and requirements of its customers in terms of products, specifications and services, could harm the Company’s reputation and brand.

Costs of Raw Materials and Supplies
Components in Lion’s vehicles are made of various raw materials, including aluminum, steel, composite, non-ferrous metals (such as copper) and other materials and minerals used to manufacture lithium-ion batteries. The prices for these raw materials fluctuate depending on market conditions, global demand and other factors, including inflation. While Lion has, in certain cases, entered into long-term contractual arrangements with suppliers with respect to the supply of certain key components of its vehicles, including lithium-ion batteries and battery cells, it remains exposed to multiple risks relating to price fluctuations and other factors which could impact supply. In particular, the inability of the Company’s current or future suppliers of key parts to sustainably meet the Company’s timelines, or cost, quality and volume needs may negatively impact the Company, force the redesign of certain of its models or translate in the cancellation of orders or the loss of certain clients or sales.
Prior to the commencement of its manufacturing operations at the Battery Plant, Lion relied only on third-party battery suppliers to source battery cells, modules and packs that it integrated in its vehicles. In connection with the establishment of its manufacturing operations at the Battery Plant, Lion now manufactures its own battery modules and packs that integrate 21700 cylindrical battery cells sourced from third-party suppliers. While Lion intends to continue in certain instances to rely on third-party suppliers for battery packs, it expects to increase optimization for product design, cost and production efficiency over time by producing battery packs in-house.
The Company does not currently hedge its long-term exposure to price fluctuations of raw materials and supplies. Therefore, an increase in prices of raw materials and supplies could negatively impact the Company’s operating results if its suppliers are unable or unwilling to fulfill purchase orders submitted by the Company and/or if the Company is not able to find other manufacturing or supply alternatives or transfer these cost increases to customers.
Foreign Exchange
The Company’s revenues are reported in U.S. dollars but its functional currency (for the parent company and its Canadian subsidiaries) is the Canadian dollar and the majority of its transactions are in Canadian dollars. The Company's main manufacturing operations are currently located in Canada. Suppliers of the Company are located in Canada, the United States and other foreign jurisdictions. The Company’s current indebtedness is denominated in both Canadian and U.S. dollars. Therefore, the Company’s revenues, gross profit (loss) and net income (loss) reported in U.S. dollars are and are expected to continue to be exposed to foreign exchange fluctuations.
Seasonality
The Company’s sales have historically experienced substantial fluctuations from quarter to quarter, particularly considering that they have been mainly comprised of sales of school buses which are mainly driven by the school calendar. While the Company expects to continue to experience seasonal variations in its sales in the foreseeable future, as a result of, amongst other things, the timing of government grant programs, management believes that the mix of product sales may vary in the future, especially in connection with the Company’s execution of its growth strategy and as sales of trucks may become more prevalent and new products and applications may be introduced. As a result, it is difficult to predict if any historical trends will be reproduced in the future.
12.0     Components of Results of Operations
Revenues
To date, Lion has primarily generated revenues from the sale of its all-electric school buses.
Cost of Sales
Lion’s cost of sales includes material costs, transportation costs, labor, manufacturing overhead, and other direct costs related to electric vehicle production.

Administrative Expenses
Administrative expenses consist of non-manufacturing facility leasing, share-based compensation, as well as employee benefits for management, information technology, human resources, accounting, legal, investor relations, and other general administrative functions. Administrative expenses also include professional fees, non-manufacturing depreciation expense, and non-manufacturing related insurance costs (including director and officer insurance).
Selling Expenses
Selling expenses consist of salaries and other similar expenses related to Lion’s bus and truck sales force and employee benefit costs, sales commissions, share-based compensation, business development, aftermarket sales and advertising, marketing and communications.

Restructuring Costs
Restructuring costs are comprised mainly of severance costs recognized in connection with the Company's announced workforce reductions.
Finance Costs
Finance costs consist primarily of interest paid on Lion’s outstanding debts, legal and other costs related to debt and share warrant financing activities, interest on lease liabilities and accretion expense on convertible and non-convertible debentures.
Foreign Exchange (Gain) Loss
Foreign exchange gains and losses represent the gains and losses on instruments such as cash balances, accounts receivable, accounts payable, debt balances and other accounts that are denominated in foreign currencies to the functional currencies of the related Lion entities, as a result of changes in foreign currency rates.
Change in Fair Value of Conversion Options on Convertible Debt Instruments
The Convertible Debentures issued on July 19, 2023 are, subject to their terms and conditions, convertible at the holders’ option into Common Shares. Their conversion price is also subject to customary adjustments and, upon the occurrence of certain events, including a “fundamental change”, holders of Convertible Debentures will either (i) convert all of their Convertible Debentures, with the number of Common Shares issuable upon such conversion being subject to a grid-based “make-whole” adjustment, or (ii) require the Company to repurchase for cash all of their Convertible Debentures at a given repurchase price. See “Convertible Debentures” in section 16.0 of this MD&A entitled “Liquidity and Capital Resources" for further details regarding the terms and conditions of the convertible Debentures.
Lion determined that since the conversion options are financial instruments that do not meet the “Fixed for Fixed” criteria under IAS 32, the conversion options are derivative instruments and are classified as a liability in accordance with IAS 32 - Financial Instruments: Presentation and IFRS 9 - Financial Instruments, and are each initially recorded at fair value and then revalued at each reporting date.
Change in Fair Value of Share Warrant Obligations
On July 1, 2020, in connection with the entering into of a master purchase agreement and a work order (collectively, the “MPA”) with Amazon Logistics, Inc. (the "Specified Customer"), the Company issued warrants to purchase common shares of the Company (the “Specified Customer Warrant”) to Amazon.com NV Investment Holdings LLC (the “Warrantholder”) which vests, subject to the terms and conditions contained therein, based on the aggregate amount of spending by Amazon.com, Inc. and its affiliates on Lion’s products or services.

At the election of the Warrantholder, any vested portion of the Specified Customer Warrant can be exercised either on a cash basis by the payment of the applicable exercise price or on a net issuance basis based on the in-the-money value of the Specified Customer Warrant. The exercise price of the Specified Customer Warrant corresponds to $5.66. The Specified Customer Warrant grants the Warrantholder the right to acquire up to 35,350,003 common shares of Lion.
There was an initial vesting of a portion of the Specified Customer Warrant which is exercisable for 5,302,511 common shares of Lion. The remaining portion of the Specified Customer Warrant vests in three tranches based on the aggregate amount of spending by Amazon.com, Inc. and its affiliates on Lion’s products or services. The Specified Customer Warrant has a term of 8 years ending on July 1, 2028. Full vesting of the Specified Customer Warrant requires spending of at least $1.2 billion on Lion’s products or services over the term of the Specified Customer Warrant, subject to accelerated vesting upon the occurrence of certain events, including a change of control of Lion or a termination of the MPA for cause.
Lion determined that the Specified Customer Warrant is a derivative instrument and is classified as a liability in accordance with IAS 32 - Financial Instruments: Presentation and IFRS 9 - Financial Instruments. The vested portion of the Specified Customer Warrant is initially recorded at fair value as a share warrant obligation and then revalued at each reporting date, with a corresponding contract asset recognized at inception. The corresponding contract asset recognized at inception will be amortized as a reduction of revenues on a percentage per dollar of revenue generated with Amazon.com, Inc. and its affiliates.
Upon completion of the Company's business combination and plan of reorganization (the ''Business Combination''), which resulted in a wholly-owned subsidiary of Lion merging with Northern Genesis Acquisition Corp. (''NGA''), each outstanding warrant to purchase shares of NGA’s common stock ("NGA Warrant" was converted into a warrant to acquire one common share of Lion (a "Business Combination Warrant"), at a price of $11.50 per share. A total of 27,111,741 NGA Warrants were converted into 27,111,741 Business Combination Warrants, 15,972,672 of which were public Business Combination Warrants and 11,139,069 of which were private Business Combination Warrants.
Each Business Combination Warrant entitles the holder to acquire one common share of Lion at an exercise price of $11.50 per share until May 6, 2026, subject to adjustment in certain customary events. The public Business Combination Warrants may be redeemed by the Company in whole at a price of $0.01 per public Business Combination Warrant, provided that the last reported sales price of the Company’s common shares equals or exceeds $18.00 per share for any 20 trading days within a 30 trading-day period commencing once the public Business Combination Warrants become exercisable and ending on the third trading day prior to the date on which the Company gives proper notice of such redemption.
Each private Business Combination Warrant may be exercised on a cashless basis and may not be redeemed by the Company for so long as it is held by Northern Genesis Sponsor LLC or its permitted transferees. Once transferred to any person that is not Northern Genesis Sponsor LLC or any of its permitted transferees, a private Business Combination Warrant becomes treated as a public Business Combination Warrant.
In connection with the December 2022 Offering (as defined below), the Company issued 22,637,795 ''2022 Warrants''. Each whole 2022 Warrant entitles the holder to purchase one common share for a price of $2.80 per share for a period of five years ending December 15, 2027, subject to adjustment in certain customary events.
In connection with the 2023 Debenture Financing, the Company issued the July 2023 Warrants to holders of Non-Convertible Debentures entitling them to purchase, at any time after six (6) months following the issuance thereof until July 19, 2028, 22,500,000 common shares in the aggregate at an exercise price of C$2.81 per common share. The exercise price of the July 2023 Warrants is subject to customary adjustments.

The Company determined that the Business Combination Warrants, the 2022 Warrants, and the July 2023 Warrants are derivative instruments and are classified as a liability in accordance with IAS 32 - Financial Instruments: Presentation and IFRS 9 - Financial Instruments. The Business Combination Warrants, the 2022 Warrants, and the July 2023 Warrants are each initially recorded at fair value and then revalued at each reporting date.
13.0     Results of Operations
Comparison of Quarterly Results
Lion’s results of operations for the three and six months ended June 30, 2024 and 2023 are presented below:

	(Unaudited) -Three months ended				(Unaudited) -Six months ended
	Jun 30, 2024	Jun 30, 2023	Variation	% Change	Jun 30, 2024	Jun 30, 2023	Variation	% Change
	(dollar amounts in thousands, except share and per share data)				(dollar amounts in thousands, except share and per share data)

Revenue	$30,276	$58,016	$(27,740)	(48)%	$85,757	$112,719	$(26,962)	(24)%
Cost of sales	$45,490	$57,597	$(12,107)	(21)%	$112,114	$114,558	$(2,444)	(2)%
Gross profit (loss)	$(15,214)	$419	$(15,633)	n.a.	$(26,357)	$(1,838)	$(24,519)	n.a.
Gross profit (loss) margin	(50.3)%	0.7%	n.a.	(51.0)%	(30.7)%	(1.6)%	n.a.	(29.1)%

Operating expenses:
Administrative expenses	$10,944	$12,479	$(1,535)	(12)%	$22,061	$25,481	$(3,420)	(13)%
Selling expenses	$4,275	$5,467	$(1,192)	(22)%	$8,036	$11,326	$(3,290)	(29)%
Restructuring costs	$1,383	$—	$1,383	n.m.	$1,383	$—	$1,383	n.m.
Operating loss	$(31,815)	$(17,527)	$(14,288)	82%	$(57,837)	$(38,646)	$(19,191)	50%

Finance costs	$12,292	$2,001	$10,291	514%	$22,910	$3,421	$19,489	570%
Foreign exchange loss (gain)	$971	$(1,754)	$2,725	(155)%	$3,524	$(2,965)	$6,489	(219)%
Change in fair value of conversion options on convertible debt instruments	$(12,472)	$—	$(12,472)	n.m.	$(23,218)	$—	$(23,218)	n.m.
Change in fair value of share warrant obligations	$(13,342)	$(5,986)	$(7,356)	123%	$(20,091)	$(11,731)	$(8,360)	71%
Net loss	$(19,265)	$(11,788)	$(7,477)	n.m.	$(40,963)	$(27,371)	$(13,592)	n.m.

Foreign currency translation adjustment	$(2,276)	$6,899	$(9,175)	n.m.	$(8,133)	$7,362	$(15,495)	n.m.

Comprehensive loss	$(21,542)	$(4,889)	$(16,653)	n.m.	$(49,096)	$(20,009)	$(29,087)	n.m.

Basic loss per share	$(0.09)	$(0.05)	$(0.04)	n.m.	$(0.18)	$(0.12)	$(0.06)	n.m.

Diluted loss per share	$(0.09)	$(0.05)	$(0.04)	n.m.	$(0.18)	$(0.12)	$(0.06)	n.m.

Basic weighted average number of common shares outstanding	226,217,541	224,068,437	2,149,104	n.a.	226,209,694	222,432,139	3,777,555	n.a.

Diluted weighted average number of common shares outstanding	226,217,541	224,068,437	2,149,104	n.a.	226,209,694	222,432,139	3,777,555	n.a.
n.a. = not applicable
n.m. = not meaningful

Revenue
For the three months ended June 30, 2024, revenue amounted to $30.3 million, a decrease of $27.7 million, compared to the corresponding period in the prior year. The decrease in revenue was due to a decrease in vehicle sales volume of 98 units, from 199 units (166 school buses and 33 trucks; 171 vehicles in Canada and 28 vehicles in the U.S.) for the three months ended June 30, 2023, to 101 units (95 school buses and 6 trucks; 84 vehicles in Canada and 17 vehicles in the U.S.) for the three months ended June 30, 2024. The decrease in vehicle sales volume was primarily attributable to the impact of the timing of EPA rounds and the continued delays and challenges associated with the granting of subsidies related to the ZETF program, as well as the impact on the Company's production cadence due to the integration of its Lion MD batteries onto its vehicles and the continued ramp-up of production of the Lion5 and LionD platforms.

For the six months ended June 30, 2024, revenue amounted to $85.8 million, a decrease of $27.0 million, compared to the six months ended June 30, 2023. The decrease in revenue was due to a decrease in vehicle sales volume of 122 units, from 419 units (373 school buses and 46 trucks; 386 vehicles in Canada and 33 vehicles in the U.S.) for the six months ended June 30, 2023, to 297 units (279 school buses and 18 trucks; 249 vehicles in Canada and 48 vehicles in the U.S.) for the six months ended June 30, 2024. The decrease in vehicle sales volume was primarily attributable to the impact of the timing of EPA rounds, the continued delays and challenges associated with the granting of subsidies related to the ZETF program, as well as the impact on the Company's production cadence of the integration of its Lion MD batteries onto its vehicles and the continued ramp-up of production of the Lion5 and LionD platforms.

Cost of Sales
For the three months ended June 30, 2024, cost of sales amounted to $45.5 million, representing a decrease of $12.1 million, compared to the corresponding period in the prior year. The decrease was primarily due to lower sales volumes, partially offset by increased manufacturing costs related to the ramp-up of the new products (LionD, Lion5, and the Lion battery packs).

For the six months ended June 30, 2024, cost of sales amounted to $112.1 million, representing a decrease of $2.4 million, compared to the six months ended June 30, 2023. The decrease was primarily due to lower sales volumes, partially offset by increased manufacturing costs related to the ramp-up of the new products (LionD, Lion5, and the Lion battery packs).
Gross Profit (Loss)
For the three months ended June 30, 2024, gross loss increased by $15.6 million to negative $15.2 million, compared to positive $0.4 million for the three months ended June 30, 2023. The gross loss was primarily due to increased manufacturing costs related to the ramp-up of the new products (LionD, Lion5, and the Lion battery packs).

For the six months ended June 30, 2024, gross loss increased by $24.5 million to negative $26.4 million, compared to negative $1.8 million for the six months ended June 30, 2023. The increase in the gross loss was primarily due to increased manufacturing costs related to the ramp-up of the new products (LionD, Lion5, and the Lion battery packs).
Administrative Expenses
For the three months ended June 30, 2024, administrative expenses decreased by $1.5 million, from $12.5 million for the corresponding period in the prior year, to $10.9 million. Administrative expenses for the three months ended June 30, 2024 included $0.4 million of non-cash share-based compensation, compared to $1.6 million for the three months ended June 30, 2023. Excluding the impact of non-cash share-based compensation, administrative expenses decreased from $10.9 million for the three months ended June 30, 2023, to $10.5 million for three months ended June 30, 2024. The decrease was mainly due to a decrease in expenses and a lower headcount, both resulting from the workforce reduction and cost reduction initiatives implemented in November 2023 and April 2024, partially offset by higher professional fees.

For the six months ended June 30, 2024, administrative expenses decreased by $3.4 million, from $25.5 million for the six months ended June 30, 2023, to $22.1 million. Administrative expenses for the six months ended June 30, 2024 included $0.7 million of non-cash share-based compensation, compared to $2.7 million for the six months ended June 30, 2023. Excluding the impact of non-cash share-based compensation, administrative expenses decreased from $22.8 million for the six months ended June 30, 2023, to $21.3 million for six months ended June 30, 2024. The decrease was mainly due to a decrease in expenses and a lower headcount, both resulting from the workforce reduction and cost reduction initiatives implemented in November 2023 and April 2024, partially offset by higher professional fees.
Selling Expenses
For the three months ended June 30, 2024, selling expenses decreased by $1.2 million, from $5.5 million for the three months ended June 30, 2023, to $4.3 million. Selling expenses for the three months ended June 30, 2024 included $0.1 million of non-cash share-based compensation, compared to $0.4 million for the three months ended June 30, 2023. Excluding the impact of non-cash share-based compensation, selling expenses decreased from $5.0 million for the three months ended June 30, 2023, to $4.2 million for three months ended June 30, 2024. The decrease was primarily due to streamlined selling related expenses, including lower headcount and marketing costs resulting from the workforce reduction and cost reduction initiatives implemented in November 2023 and April 2024.

For the six months ended June 30, 2024, selling expenses decreased by $3.3 million, from $11.3 million for the six months ended June 30, 2023, to $8.0 million. Selling expenses for the six months ended June 30, 2024 included $0.1 million of non-cash share-based compensation, compared to $0.8 million for the six months ended June 30, 2023. Excluding the impact of non-cash share-based compensation, selling expenses decreased from $10.5 million for the six months ended June 30, 2023, to $7.9 million for six months ended June 30, 2024. The decrease was primarily due to streamlined selling related expenses, including lower headcount and marketing costs resulting from the workforce reduction and cost reduction initiatives implemented in November 2023 and April 2024.

Restructuring Costs
Restructuring costs of $1.4 million for the three and six months ended June 30, 2024 are comprised mainly of severance costs related to the workforce reduction announced on April 18, 2024. No such restructuring costs were incurred for the three and six months ended June 30, 2023.

Finance Costs
For the three months ended June 30, 2024, finance costs increased by $10.3 million, from $2.0 million for the three months ended June 30, 2023, to $12.3 million for the three months ended June 30, 2024. Finance costs for the three months ended June 30, 2024 were net of $0.4 million of capitalized borrowing costs, compared to $1.4 million for the three months ended June 30, 2023. Excluding the impact of capitalized borrowing costs, finance costs increased by $9.3 million compared to the three months ended June 30, 2023. The increase was driven primarily by higher interest expense on long-term debt, due to higher average debt outstanding during the second quarter of fiscal 2024 relating to borrowings made under the Revolving Credit Agreement, the IQ Loan, the SIF Loan, the Finalta-CDPQ Loan Agreement, and the Supplier Credit Facility (as such terms are defined below), interest (including interest paid in kind with respect to the Convertible Debentures) and accretion expense as well as financing costs related to the Convertible Debentures and Non-Convertible Debentures issued in July 2023, and an increase in interest costs related to lease liabilities. Finance charges for the three months ended June 30, 2024 included non-cash charges of $5.5 million related to interest paid in kind with respect to the Convertible Debentures and accretion expense.

For the six months ended June 30, 2024, finance costs increased by $19.5 million, from $3.4 million for the six months ended June 30, 2023, to $22.9 million for the six months ended June 30, 2024. Finance costs for the six months ended June 30, 2024 were net of $0.7 million of capitalized borrowing costs, compared to $3.1 million for the six months ended June 30, 2023. Excluding the impact of capitalized borrowing costs, finance costs increased by $17.1 million compared to the six months ended June 30, 2023. The increase was driven primarily by higher interest expense on long-term debt, due to higher average debt outstanding during the first half of fiscal 2024 relating to borrowings made under the Revolving Credit Agreement, the IQ Loan, the SIF Loan, the Finalta-CDPQ Loan Agreement, and the Supplier Credit Facility (as such terms are defined below), interest (including interest paid in kind with respect to the Convertible Debentures) and accretion expense as well as financing costs related to the Convertible Debentures and Non-Convertible Debentures issued in July 2023, and an increase in interest costs related to lease liabilities, including for the Battery Plant. Finance charges for the six months ended June 30, 2024 included non-cash charges of $11.0 million related to interest paid in kind with respect to the Convertible Debentures and accretion expense.
Foreign Exchange Loss (Gain)

Foreign exchange loss (gain) relates primarily to the revaluation of net monetary assets denominated in foreign currencies to the functional currencies of the related Lion entities. For the three and six months ended June 30, 2024, foreign exchange loss was $1.0 million and $3.5 million respectively, compared to gains of $1.8 million and $3.0 million for the three and six months ended June 30, 2023, respectively, related primarily to the impact of changes in foreign currency rates (impact of changes in the Canadian dollar relative to the U.S. dollar).
Change in Fair Value of Conversion Options on Convertible Debt Instruments
For the three and six months ended June 30, 2024, change in fair value of conversion options on convertible debt instruments resulted in a gain of $12.5 million and $23.2 million, respectively, and was related to the revaluation of the conversion options on the Convertible Debentures issued in July 2023 resulting mainly from the decrease in the market price of Lion equity as compared to the previous valuations.
Change in Fair Value of Share Warrant Obligations
Change in fair value of share warrant obligations moved from a gain of $6.0 million for the three months ended June 30, 2023, to a gain of $13.3 million, for the three months ended June 30, 2024. The gain for the three months ended June 30, 2024 was related to the Specific Customer Warrants, the public and private Business Combination Warrants, the 2022 Warrants, and the July 2023 Warrants, and resulted mainly from the decrease in the market price of Lion equity as compared to the previous valuations.

Change in fair value of share warrant obligations moved from a gain of $11.7 million for the six months ended June 30, 2023, to a gain of $20.1 million, for the six months ended June 30, 2024. The gain for the six months ended June 30, 2024 was related to the Specific Customer Warrants, the public and private Business Combination Warrants, the 2022 Warrants, and the July 2023 Warrants, and resulted mainly from the decrease in the market price of Lion equity as compared to the previous valuations.
Net Loss
The net loss of $19.3 million for the three months ended June 30, 2024 as compared to the net loss of $11.8 million for the same period prior year was mainly due to the higher gross loss and higher finance costs, partially offset by the impact of the reduction in administrative and selling expenses as well as higher gains related to non-cash decrease in the fair value of share warrant obligations and the conversion options on convertible debt instrument.
The net loss of $41.0 million for the six months ended June 30, 2024 as compared to the net loss of $27.4 million for the same period prior year was mainly due to the higher gross loss and higher finance costs, partially offset by the impact of the reduction in administrative and selling expenses as well as higher gains related to non-cash decrease in the fair value of share warrant obligations and the conversion options on convertible debt instrument.
Summary of Quarterly Results
The table below sets forth certain summarized unaudited quarterly financial data for the eight most recently completed quarters. This quarterly information has been prepared in accordance with IFRS. The operating results for any quarter are not necessarily indicative of the results to be expected for any future period.

For the three months ended (amounts in thousands, except per share amounts or otherwise indicated) - Unaudited	Jun 30, 2024	Mar 31, 2024	Dec 31, 2023	Sep 30, 2023	Jun 30, 2023	Mar 31, 2023	Dec 31, 2022	Sep 30, 2022

Revenue	$30,276	$55,481	$60,429	$80,348	$58,016	$54,703	$46,769	$40,978
Net loss	$(19,265)	$(21,697)	$(56,543)	$(19,853)	$(11,788)	$(15,583)	$(4,638)	$(17,200)
Net loss per share
Basic	(0.09)	(0.10)	(0.25)	(0.09)	(0.05)	(0.07)	(0.02)	(0.09)
Diluted	(0.09)	(0.10)	(0.25)	(0.09)	(0.05)	(0.07)	(0.02)	(0.09)
Weighted average number of shares outstanding (in thousands)
Basic	226,218	226,202	226,185	226,134	224,068	220,778	200,557	191,792
Diluted	226,218	226,202	226,185	226,134	224,068	220,778	200,557	191,792
See “Seasonality” in section 11.0 of this MD&A entitled “Key Factors Affecting Lion’s Performance.”

Reconciliation of Adjusted EBITDA
The following table reconciles net loss to Adjusted EBITDA for the three and six months ended June 30, 2024 and 2023:

	Unaudited - Three months ended June 30,		Unaudited - Six months ended June 30,
	2024	2023	2024	2023
	(in thousands)		(in thousands)

Revenue	$30,276	$58,016	$85,757	$112,719

Net loss	$(19,265)	$(11,788)	$(40,963)	$(27,371)
Restructuring costs(1)	$1,383	$—	$1,383	$—
Finance costs	$12,292	$2,001	$22,910	$3,421
Depreciation and amortization	$9,108	$5,561	$17,195	$10,475
Share-based compensation(2)	$466	$2,057	$867	$3,471
Change in fair value of conversion options on convertible debt instruments(3)	$(12,472)	$—	$(23,218)	$—
Change in fair value of share warrant obligations(4)	$(13,342)	$(5,986)	$(20,091)	$(11,731)
Foreign exchange loss (gain)(5)	$971	$(1,754)	$3,524	$(2,965)
Transaction and other non-recurring expenses(6)	$248	$257	$501	$577
Adjusted EBITDA	$(20,609)	$(9,651)	$(37,891)	$(24,124)
(1)Represents the restructuring costs (mainly severance costs) recognized in connection with workforce reduction announced on April 18, 2024, as described in note 11 to the condensed interim consolidated financial statements as at June 30, 2024 and for the three and six months ended June 30, 2024, and 2023. See also “Workforce Reduction” in section 8.0 of this MD&A entitled “Operational Highlights.”
(2)Represents non-cash expenses recognized in connection with the issuance of stock options, restricted share units, and deferred share units issued under Lion's omnibus incentive plan as described in Note 10 to the condensed interim consolidated financial statements as at June 30, 2024 and for the three and six months ended June 30, 2024, and 2023.
(3)Represents non-cash change in the fair value of the conversion options on convertible debt instruments as described in Note 8 to the condensed interim consolidated financial statements as at June 30, 2024 and for the three and six months ended June 30, 2024, and 2023.
(4)Represents non-cash change in the fair value of the share warrant obligations as described in Note 9 to the condensed interim consolidated financial statements as at June 30, 2024 and for the three and six months ended June 30, 2024, and 2023.
(5)Represents losses (gains) relating to foreign exchange translation.
(6)For the three and six months ended June 30, 2024, and 2023, represents non-recurring professional, legal and consulting fees.

14.0     Financial Position
The following table sets out selected information related to the financial position of Lion as of June 30, 2024 and December 31, 2023 as well as explanations for variations:

dollar amounts in thousands - unaudited	Jun 30, 2024	Dec 31, 2023	Variation	Explanation of Variation
	$	$
Cash	2,003	29,893	(27,890)	See section 16.0 of this MD&A entitled "Liquidity and Capital Resources".
Inventories	230,019	249,607	(19,588)
Mainly due to lower volumes of raw materials, partially offset by higher work in process and finished goods. The reduction is in line with the Company's plan to reduce its inventory levels by up to $50 to $75 million by the end of fiscal 2024 as compared to the level that existed as at the end of fiscal 2023, as previously disclosed in the Company’s MD&A for the years ended December 31, 2023 and 2022.

Accounts receivable	58,542	75,642	(17,100)	Mainly due to a decrease in sales as compared to the fourth quarter of fiscal 2023.
Current assets	292,424	356,695	(64,271)	Mainly due to lower cash and the decreases in inventory and accounts receivable as explained above.
Property, plant and equipment	190,021	198,537	(8,516)
Mainly due to depreciation, partially offset by additions. As disclosed in the Company’s MD&A for the years ended December 31, 2023 and 2022, additions to property, plant and equipment for fiscal 2024 will relate mostly to its ongoing operations and are expected to be approximately $5 million. See section 16.0 of this MD&A entitled "Liquidity and Capital Resources".

Right-of-use assets	85,698	89,663	(3,965)	Mainly due to depreciation.
Intangible assets	183,053	175,703	7,350
Mainly due to development costs capitalized related to enhancing existing vehicles and features, developing additional purpose-built electric vehicle platforms and continuing to develop battery systems, partially offset by amortization and foreign currency translation adjustments. As disclosed in the Company’s MD&A for the years ended December 31, 2023 and 2022, the Company's objective is to reduce its annual vehicle and battery development costs by up to 30% in fiscal 2024 as compared to fiscal 2023.

Total assets(1)	771,915	841,121	(69,206)	Mainly due to the factors explained above.
Trade and other payables	66,759	92,425	(25,666)	Mainly due to the reduction in purchases of raw materials, property, plant and equipment, and intangible assets, and the timing of payments to suppliers.
Deferred revenue and other deferred liabilities	10,473	18,267	(7,794)	Mainly due to deliveries regarding the deferred revenue related to initial upfront rebate payments from the EPA Clean School Bus Program.
Current liabilities	117,355	145,733	(28,378)
Mainly due to lower trade and other payables mainly resulting from lower purchases and timing of payments to suppliers and deliveries related to previously received initial upfront rebate payments from the EPA.

Lease liabilities	81,167	83,972	(2,805)	Mainly due to lease payments.
Non-current financial liabilities(2)	262,295	252,502	9,792	Mainly due to higher debt outstanding related to the Revolving Credit Agreement, the IQ Loan, and the Credit facility for the supplier payment program, partially offset by the impact of the market price of Lion equity as compared to the previous valuations of outstanding share warrant obligations and convertible option on convertible debts.
Non-current liabilities	343,462	336,474	6,988	Mainly due to the factors explained above.
Total liabilities	460,817	482,207	(21,391)	Mainly due to the factors explained above.
Total shareholders’ equity	311,098	358,914	(47,816)	Due to share-based compensation expense and foreign currency translation adjustments, more than fully offset by the net loss for the six months ended June 30, 2024.
(1) Total assets were $710.4 million as at December 31, 2022.
(2) Represents financial liabilities related to long-term debt, convertible debt instruments, and share warrant obligations. Non-current financial liabilities were $192.2 million as at December 31, 2022.

15.0     Cash Flows
The following table provides a summary of Lion’s operating, investing, and financing cash flows for the three and six months ended June 30, 2024 and 2023:

	(Unaudited)		(Unaudited)
	Three months ended		Six months ended
	June 30, 2024	June 30, 2023	June 30, 2024	June 30, 2023
	(in thousands)		(in thousands)

Cash flows used in operating activities	$(9,007)	$(4,949)	$(52,707)	$(42,550)
Cash flows used in investing activities	$(11,615)	$(30,808)	$(23,425)	$(59,595)
Cash flows from financing activities	$17,783	$43,312	$48,217	$57,335
Effect of exchange rate changes on cash held in foreign currency	$42	$626	$24	$695
Net (decrease) increase in cash	$(2,798)	$8,180	$(27,890)	$(44,114)
Cash, end of period	$2,003	$44,153	$2,003	$44,153
Cash Flows Used in Operating Activities
For the six months ended June 30, 2024, cash flows used in operating activities was $52.7 million, and was composed of Lion’s net loss of $41.0 million driven by the factors discussed in section 13.0 of this MD&A, entitled "Results of Operations", by net changes in non-cash working capital of $1.4 million and by net non-cash items of $10.3 million. The increase in non-cash working capital was primarily driven by decreases in trade and other payables and in deferred revenue and other deferred liabilities, partially offset by decreases in inventory and accounts receivable. Non-cash items were mainly composed of $17.2 million for depreciation and amortization, $6.1 million for accretion expense on the SIF Loan, Convertible Debentures and the Non-Convertible Debentures, $5.0 million related to interest paid in kind on convertible debt instruments, and $0.9 million for share-based compensation expense, more than fully offset by the $20.1 million gain related to the change in fair value of share warrant obligations and the $23.2 million gain related to the change in fair value of conversion options on convertible debt instruments.
For the six months ended June 30, 2023, cash flows used in operating activities was $42.5 million, and was composed of Lion’s net loss of $27.4 million driven by the factors discussed in section 13.0 of this MD&A, entitled "Results of Operations", and by net changes in non-cash working capital of $16.2 million, partially offset by net non-cash items of $1.0 million. The increase in non-cash working capital was primarily driven by increases in inventories and accounts receivable, partially offset by increases in trade and other payables and deferred revenue and other deferred liabilities. Non-cash items of $1.0 million was mainly composed of $3.5 million for share-based compensation expense, $10.5 million for depreciation and amortization, partially offset by the $11.7 million gain related to the change in fair value of share warrant obligations.
Cash Flows Used in Investing Activities
For the six months ended June 30, 2024, cash flows used in investing activities related to capital expenditures incurred in fiscal 2023 and paid during the six months ended June 30, 2024 of $5.4 million and the net addition of intangible assets of $18.0 million ($22.4 million spend offset by government assistance of $4.4 million relating mainly to vehicle development projects and research and development tax credits). The majority of the additions to intangible assets were related to capitalized development costs for vehicles and battery systems. Acquisitions of property, plant and equipment of $7.8 million and of intangible assets of $0.9 million were included in trade and other payables as at June 30, 2024.
For the six months ended June 30, 2023, cash flows used in investing activities related to capital expenditures of $45.4 million and the addition of intangible assets of $40.5 million, partially offset by net proceeds of $20.5 million received as part of sale and leaseback of the Mirabel battery manufacturing building. Capital expenditures for the six months ended June 30, 2023 related primarily to the Joliet Facility and Lion Campus, as well as the ramp-up of its current manufacturing operations. The majority of the additions to intangible assets were related to capitalized development costs for vehicles and battery systems. In addition, the Company received government assistance of $5.8 million relating to vehicle development projects and the government grant portion of the SIF Loan. Acquisitions of property, plant and equipment of $13.5 million and of intangible assets of $0.6 million were included in trade and other payables as at June 30, 2023.
Cash Flows from Financing Activities
Cash flows from financing activities were $48.2 million for the six months ended June 30, 2024 and were primarily due to borrowings of $42.2 million under the Revolving Credit Agreement, $4.2 million made under the IQ Loan, and net proceeds of $5.6 million from the Supplier Credit Facility (as defined below), partially offset by the repayment of lease liabilities of $4.0 million. See section 16.0 entitled "Liquidity and Capital Resources".
Cash flows from financing activities were $57.3 million for the six months ended June 30, 2023 and were primarily due to net proceeds relating to drawings of $27.7 million under the Revolving Credit Agreement, borrowings of $14.1 million in the aggregate made under the SIF Loan and IQ Loan, the exercise of the over-allotment option of the December 2022 Offering of $7.1 million, net proceeds from the issuance of common shares under the Company's ATM Program of $6.2 million, and proceeds of $5.0 million from the Supplier Credit Facility, partially offset by the repayment of lease liabilities of $2.7 million. See section 16.0 entitled "Liquidity and Capital Resources".
16.0     Liquidity and Capital Resources
Liquidity and Capital Management
As of June 30, 2024, Lion had liquidity of $25 million, which consisted of a cash balance of $2.0 million and a total remaining availability of approximately $23 million on its Revolving Credit Agreement (as described below). Lion incurred an operating loss of $57.8 million for the six months ended June 30, 2024, of which $0.9 million related to non-cash share-based compensation, and an operating loss of $38.6 million for the six months ended June 30, 2023, of which $3.5 million related to non-cash share-based compensation. Further, the Company had negative cash flows from operating activities of $52.7 million and of $42.5 million in each of the six months ended June 30, 2024 and 2023, respectively. These operating losses and negative cash flows were mainly the result of the Company's sales volumes and continued significant operational expenses as well as expenditures incurred by the Company to develop its products and grow its business. Capital expenditures (additions to property, plant and equipment) for the six months ended June 30, 2024 were $1.3 million, and the Company expects that its capital expenditures (additions to property, plant and equipment) for fiscal 2024 will be approximately $5 million. See section 8.0 of this MD&A entitled “Operational Highlights.” Despite its continuous efforts to achieve profitability and implement various initiatives to improve its performance, the Company may continue to incur operating losses and have negative cash flows in the short-term. Lion’s primary sources of liquidity used in the funding of its operations are currently its cash on hand, cash it generates from the sale of its products and services, its working capital (defined as accounts receivable and inventories, less trade and other payables), and funds available under its existing credit facilities and other borrowings.
Lion manages its liquidity risk through cash flow forecasting. Management monitors forecasts of the Company’s liquidity requirements to ensure it has sufficient cash to meet its operational needs through maintaining sufficient cash and/or availability under its sources of liquidity, including its credit facilities and other borrowings. Such forecasting involves a significant degree of judgment and takes into consideration the Company’s current liquidity level, its order book and estimated delivery schedule for vehicles included therein, its need to secure additional funding through equity or debt financing (including the amount and timing thereof), its current and projected performance, its cash collection efforts and the terms and conditions of the Company’s financing instruments, including required covenant compliance and, in the case of its revolving credit facility, a borrowing capacity which can be subject to substantial fluctuations from time to time.
On July 2, 2024, the Company announced the entering into of an amendment to the Revolving Credit Agreement which provided, among other things, for the suspension of the financial covenants currently applicable under the Revolving Credit Agreement from June 30, 2024 until September 30, 2024 (the "covenant relief period"). On the same date, the Company also announced the entering into of an amendment to the Finalta-CDPQ Loan Agreement, which matures on November 6, 2024, to provide for a minimum available liquidity requirement aligned during the covenant relief period with the one added to the Revolving Credit Agreement. On July 30, 2024, the Company and the lenders under the Revolving Credit Agreement also agreed to certain accommodations relating to the temporary inclusion of additional assets in the borrowing base until August 16, 2024. See “Capital Resources” in Section 16.0 below for further details. Despite its continued efforts to manage its liquidity and the foregoing amendments, there can be no assurances that the Company will, either during or after the covenant relief period, remain in compliance with the terms and conditions of its debt instruments, that it will be able to negotiate further amendments to its debt instruments if required, or that it will be able to repay or refinance its debt instruments at maturity or that it will be able to make the interest payments required to be made as at the expiration of the covenant relief period. Any breach under the Company's debt instruments could result, either directly or as a result of the application of cross default or cross acceleration provisions, in the Company's lenders exercising their rights thereunder, including to request immediate repayment of amounts borrowed by the Company.
The Company’s ability to comply with the terms and conditions of its debt instruments, to fund its operations and meet its obligations as they become due and to sustain its operations will depend on, among other things, its ability to generate cash flow from operations, including the collection of upfront payments from subsidy and grant programs related to contemplated or executed purchase orders for previously announced awards, the timely collection of accounts receivables from clients and government grants related to the sale of vehicles to its clients, the implementation of ongoing and other cost reduction initiatives (including the 2024 Action Plan), and its ability to raise additional capital. As a result, in the short-term, Lion will continue to actively evaluate different opportunities that may enable it to improve its liquidity and strengthen its financial position. Such opportunities may include certain refinancing initiatives related to its debt instruments and/or any other similar opportunities or alternatives. While the Company has been successful in securing financing in the past, including through private or public issuance of equity or other form of equity-related or debt securities or through obtaining credit from government or financial institutions, there can however be no assurance that the Company will be successful in pursuing and implementing any such opportunities, nor any assurance as to the outcome or timing of any such opportunities.
Over the past few months, Lion has also implemented a number of cost reduction measures, including the workforce reductions and other cost cutting measures announced in November 2023, February 2024, and April 2024. Lion also implemented other operational initiatives aimed at optimizing its production cadence with demand and reducing its cost structure, including cost reduction measures in areas such as third-party inventory logistics, lease expenses, consulting, product development and professional fees, as well as initiatives aimed at optimizing its balance sheet, which as at June 30, 2024 included $292.4 million of current assets compared to $117.4 million of current liabilities. Such initiatives to optimize the Company’s balance sheet and to reduce its ratio of current assets to current liabilities include extending payment terms with suppliers and reducing the number of days of on hand of inventory by pushing out purchase commitments, with the objective of improving its liquidity and aligning more closely its payments with the consumption of on hand raw material inventories and the expected timing of deliveries and collections. The Company is also actively working with suppliers to reduce bill of materials costs through simplification and redesign initiatives. Lion is also actively working with governments and its clients to reduce the collection time on grants related to its sale of electric school buses and trucks. As of June 30, 2024, incentives and other government assistance receivable related to such grants amounted to $17.4 million. In addition, Lion is currently working with its customers to obtain formal purchase orders for the school buses and related charging infrastructure which were directly awarded to Lion, and satisfy the other requirements of the EPA prior to submitting payments requests to the EPA, as part of the 2023 EPA grant and rebate rounds as described in section 8.0 of this MD&A. As previously disclosed in the Company’s MD&A for the years ended December 31, 2023 and 2022, and for the quarter ended March 31, 2024, in fiscal 2024, Lion has begun to implement various initiatives aimed at reducing its vehicle and battery development costs and its inventory levels, with the objective of reducing its annual vehicle and battery development costs by up to 30% as compared to fiscal 2023 and reducing its inventory levels by up to $50 to $75 million as compared to the level that existed as at the end of fiscal 2023. On July 31, 2024, the Company also announced an Action Plan intended to streamline its operations, further align its cost structure with current demand and improve its liquidity position and ability to reach its profitability goals, as further described in section 9.0 of this MD&A entitled “Recent Developments – 2024 Action Plan”. In the future, Lion expects to continue to evaluate other measures and initiatives that may become available to it.
The implementation of the foregoing measures and initiatives is subject to a number of risks and uncertainties and there can be no assurance that Lion will be able to successfully implement, in full or in part, such measures or initiatives, including as they relate to the reduction of the Company’s cost structure, the optimization of its balance sheet and the reduction of vehicle and battery development costs and inventory level.
See section 23.0 entitled “Risk Factors” of the Company’s MD&A for the years ended December 31, 2023 and 2022 and “Liquidity Risk” under section 17.0 of this MD&A entitled “Financial Risk Management”.
Capital Resources
Convertible Debentures
The Convertible Debentures, with a principal amount of approximately $74 million bear interest at the rate of 13% per annum, compounded monthly on the last day of each month. Prior to any accrual date, the Company has the right, at its discretion, to make an election to pay interest accrued on the principal for the applicable month in cash (in which case any interest so paid shall not be compounded).
The Convertible Debentures will mature on July 19, 2028, and are convertible at the holders’ option into Common Shares at a conversion price of $2.58 per Common Share. The conversion price is subject to customary adjustments, including for share splits or consolidation, share dividends, rights offerings, asset or other distributions and above market repurchases of shares (including above market exchanges or tender offers), in each case in compliance with the rules and requirements of the TSX relating to anti-dilution mechanisms.
The Convertible Debentures contain customary covenants and events of default for an instrument of its nature, including covenants relating to compliance with the financial ratios and negative covenants included in the Revolving Credit Agreement (provided (i) that any amendment to the financial ratios to which the lenders under the Revolving Credit Agreement consent will automatically be incorporated in the Convertible Debentures, and (ii) that a default shall only occur under the Convertible Debentures if a financial ratio default occurs and is continuing on the date that is fifteen business days following the delivery of the Company's financial statements evidencing such event of default, and only if the lenders under the Revolving Credit Agreement have not waived or tolerated such event of default before the expiry of this fifteen business day period). The Convertible Debentures also include certain covenants relating to maintaining the current headquarters, employees and facilities of the Company in the province of Quebec and certain covenants limiting the incurrence of capital expenditures over the term of the Convertible Debentures, including limits on capital expenditures towards increasing production capacity at the Company’s manufacturing facilities beyond certain capacity as well as limits on the incurrence of maintenance and other capital expenditures.
The Convertible Debentures contain customary events of default for an instrument of its nature, including, among other things, the occurrence of an event of default under any other debt of the Company with a principal amount exceeding $15,000,000 if such default results in the acceleration of the amounts owed thereunder. Upon the occurrence of an event of default under the Convertible Debentures or, if later, at the expiry of any agreed-upon period for curing an event of default, as the case may be, holders of Convertible Debentures will have the right, upon giving written notice to the Company, to (i) require the Company to redeem all of their Convertible Debentures, or (ii) require that the principal amount of the Convertible Debentures, plus any accrued, compounded and unpaid interest, be converted into Common Shares, with the number of Common Shares issuable upon such conversion being subject to a grid-based “make-whole” adjustment as set forth below.
Upon the occurrence of a “fundamental change”, including a change of control of the Company or the Company failing to comply with the covenants to maintain the current headquarters, employees and facilities of the Company in the province of Quebec, holders of Convertible Debentures will either (i) convert all of their Convertible Debentures, with the number of Common Shares issuable upon such conversion being subject to a grid-based “make-whole” adjustment, or (ii) require the Company to repurchase for cash all of their Convertible Debentures at a repurchase price equal to 150% of the principal amount and the accrued, compounded and unpaid interest.
In the event holders of Convertible Debentures elect to convert their Convertible Debentures upon a fundamental change or an event of default, the number of Common Shares issuable upon such conversion will be subject to a grid-based “make-whole” adjustment pursuant to which the conversion rate determining the number of Common Shares issuable will be increased by a number of Additional Shares, (i) in the case of a conversion in connection with a fundamental change, based on a reference price on the date on which the fundamental change occurs or becomes effective, or (ii) in the case of a conversion following an event of default, based on a reference price on the date on which the holder exercises its conversion right.
In connection with the Financing, the Company issued 258,155 Closing Fee Shares to the holders of Convertible Debentures, representing 0.75% of the principal amount of Convertible Debentures.
Non-Convertible Debentures
The Non-Convertible Debentures with a principal amount of C$90.9 million (approximately $68 million) bear interest at the rate of 11% per annum and are payable in cash quarterly. The Non-Convertible Debentures will mature on July 19, 2028. The Company will have the right, at any time after January 19, 2024, upon 30-day notice, to redeem all or part of the principal amount thereunder, without penalty, at a price equal to one hundred per cent (100%) of the principal amount so redeemed, plus accrued and unpaid interest on the principal amount so repaid, accruing to the date of such redemption. On July 1, 2024, the Company amended the Non-Convertible Debentures to provide for the capitalization of 50% of the interest payable on June 30, 2024 under the non-convertible debentures during the covenant relief period, which capitalized interest will be due and payable at the end of such covenant relief period at the same time as the interest payable for the interest period ending on September 30, 2024.
The Non-Convertible Debentures contain customary covenants for an instrument of its nature, including covenants relating to compliance with the financial ratios and negative covenants included in the Revolving Credit Agreement (provided (i) that any amendment to the financial ratios to which the lenders under the Revolving Credit Agreement consent will automatically be incorporated in the Non-Convertible Debentures, and (ii) that a default shall only occur under the Non-Convertible Debentures if a financial ratio default occurs and is continuing on the date that is fifteen business days following the delivery of the Company's financial statements evidencing such event of default, and only if the lenders under the Revolving Credit Agreement have not waived or tolerated such event of default before the expiry of this fifteen business day period), in addition to certain covenants relating to maintaining the current headquarters, employees and facilities of the Company in the province of Quebec.
The Non-Convertible Debentures contain customary events of default for an instrument of its nature, including, among other things, (i) the occurrence of an event of default under the Revolving Credit

Agreement if such default results in the acceleration of the payments owed thereunder and (ii) the occurrence of an event of default under any other debt instrument of the Company with a principal amount exceeding $15,000,000 if such default permits the acceleration of the payment of such debt.
The Non-Convertible Debentures constitute senior secured obligations of the Company and are secured by a hypothec and other liens on substantially all of the Company’s and certain of its subsidiaries’ movable/personal property as well as on the immovable/real rights related to the Company’s Innovation Center facility located in Mirabel, Quebec and guaranteed by such subsidiaries.
July 2023 Warrants
In connection with the 2023 Debenture Financing, the Company issued July 2023 Warrants to holders of Non-Convertible Debentures entitling them to purchase, at any time after six (6) months following the issuance thereof until July 19, 2028, 22,500,000 Common Shares in the aggregate at an exercise price of C$2.81 per Common Share. The exercise price of the July 2023 Warrants is subject to customary adjustments, including for share splits or consolidation, share dividends, rights offerings, asset or other distributions and above market repurchases of shares (including above market exchanges or tender offers), in each case in compliance with the rules and requirements of the TSX relating to anti-dilution mechanisms.
Upon a change of control of the Company, the Company will have the right to redeem and cancel all of the outstanding July 2023 Warrants for a cash purchase price based on the remaining term of the July 2023 Warrants and the value of the consideration offered or payable per Common Share in the transaction constituting the change of control. In addition, upon a change of control of the Company resulting in (or which is reasonably anticipated to result in) the Common Shares ceasing to be listed on a stock exchange, the holders of July 2023 Warrants may require the Company to redeem and cancel all July 2023 Warrants at the Redemption Price subject to and on the date such transaction resulting in a change of control is completed.

December 2022 Unit Offering
On December 16, 2022, the Company closed the “December 2022 Offering”, pursuant to which the Company issued 19,685,040 units (each, a ''Unit'') at a price of $2.54 per Unit. Each Unit consisted of one Common Share and one 2022 Warrant. Each whole 2022 Warrant entitles the holder thereof to acquire one Common Share at an exercise price of $2.80 per share for a period of five years ending on December 15, 2027, subject to adjustment in certain customary events. On January 17, 2023, the Company announced full exercise and closing of the underwriters’ over-allotment option, which resulted in the Company issuing and selling to the underwriters 2,952,755 additional Units at a price of $2.54 per Unit. The December 2022 Offering resulted in aggregate gross proceeds to the Company of approximately $57.5 million, or net proceeds of $52.3 million after deducting underwriting commissions of approximately $2.9 million and other offering costs (including legal expenses) relating to the December 2022 Offering. The 2022 Warrants are trading on the NYSE under the symbol “LEV WS.A” and on the TSX under the symbol “LEV.WT.A.”
Credit Agreement with Banking Syndicate

Lion is a party to the “Revolving Credit Agreement” which was entered into on August 11, 2021 with a syndicate of lenders represented by National Bank of Canada, as administrative agent and collateral agent, and including Bank of Montreal and Federation des Caisses Desjardins du Quebec, as amended on January 25, 2022, to increase the maximum principal amount that may become available from time to time under the revolving credit facility, subject to the borrowing base and compliance with the covenants contained under the Revolving Credit Agreement, from $100,000,000 to $200,000,000. The Revolving Credit Agreement was further amended on July 19, 2023 (the "July 2023 Amendment") to permit the incurrence of the 2023 Debenture Financing, extend the maturity of the Revolving Credit Agreement by one year to August 11, 2025, and provide for an availability block and the establishment of an interest reserve account. The Revolving Credit Agreement was further amended on July 1, 2024 (the "July 2024

Amendment") to provide for, amongst other things, the suspension during the covenant relief period, of the financial covenants applicable under the Revolving Credit Agreement namely the tangible net worth test and the springing fixed charge coverage ratio, as further described below, and to remove the requirements relating to an availability block and the funding of an interest reserve account which were introduced in the context of the July 2023 Amendment. On July 30, 2024, the lenders under the Revolving Credit Agreement also agreed to certain accommodations relating to the temporary inclusion of additional assets in the borrowing base until August 16, 2024. Pursuant to such accommodations, any further draw under the Revolving Credit Agreement before August 16, 2024 will be subject to the consent of the lenders.
The credit facility under the Revolving Credit Agreement is available for use to finance working capital and for other general corporate purposes, and available to be drawn subject to a borrowing base comprised of eligible accounts (including insured or investment grade accounts) and eligible inventory, in each case, subject to customary eligibility and exclusionary criteria, advance rates and reserves. The credit facility under the Revolving Credit Agreement currently bears interest at a floating rate by reference to the Canadian prime rate or the Canadian Overnight Repo Rate Average ("CORRA") rate, if in Canadian dollars, or the U.S. base rate or Term Secured Overnight Financing Rate ("SOFR"), if in U.S. dollars, as applicable, plus the relevant applicable margin. The July 2024 Amendment also provided for certain increases in the applicable pricing grid, the effective deferral of the interest payable under the revolving credit facility during the covenant relief period, and an applicable 3-month SOFR rate for existing draws maturing at the end of the covenant relief period, as well as certain increased reporting requirements, including obligations relating to the delivery by the Company of an updated inventory appraisal report as well as the delivery during each week of the covenant relief period of updated 13-week cash flow projections. Pursuant to July 2024 Amendment, the Company will also be subject to limitations on the use of any advances made under the revolving credit facility until such time that the amount available to be drawn under the revolving facility equals or exceeds 50% of the total borrowing capacity under the revolving facility for 30 consecutive days. The Revolving Credit Agreement matures on August 11, 2025. The obligations under the Revolving Credit Agreement are secured by a first priority security interest, hypothec and lien on substantially all of Lion’s and certain of its subsidiaries’ movable property and assets (subject to certain exceptions and limitations). The Revolving Credit Agreement includes certain customary affirmative covenants, restrictions and negative covenants on Lion’s and its subsidiaries’ activities, subject to certain exceptions, baskets and thresholds. The Revolving Credit Agreement also provides for customary events of default, in each case, subject to customary grace periods, baskets and materiality thresholds. Finally, except during the covenant relief period, the Revolving Credit Agreement also requires Lion to maintain certain financial ratios and namely, an all times tangible net worth test and a springing fixed charge coverage ratio based on a minimum availability test which may, from time to time, impact the maximum amount available under the revolving credit facility. In accordance with the July 2024 Amendment, the Company will be required during the covenant relief period to maintain a minimum amount of available liquidity (calculated based on the maximum amount that can be drawn under the revolving credit facility and cash on hand) of up to C$15,000,000, subject to limited exceptions. The requirement under the July 2023 Amendment related to the availability block and the establishment of an interest reserve account was removed as part of the July 2024 Amendment. At the end of the covenant relief period, the Company will be required to maintain certain financial ratios, namely an all times tangible net worth test of $40,000,000, a springing fixed charge coverage ratio based on a minimum availability test which may, from time to time, impact the maximum amount available under the revolving credit facility and a reduced minimum amount of available liquidity.
As at June 30, 2024, $112.2 million was drawn under the Revolving Credit Agreement, at weighted average all-in interest rate of 8.03%. Based on the Company's latest calculations, the total borrowing base under the Revolving Credit Agreement corresponded to approximately $135 million as of June 30, 2024, which translates to an estimated total remaining availability of approximately $23 million.
For further details regarding the terms and conditions of the Revolving Credit Agreement, please refer to the copy of the Revolving Credit Agreement (as amended pursuant to the July 2024 Amendment) which has been made available on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

Financing Agreement with Investissement Quebec
On July 1, 2021, the Company entered into an interest-bearing secured loan agreement with Investissement Quebec (the “IQ Loan”) relating to the construction of the Lion Campus. The IQ Loan provides for financing of up to C$50,000,000. On July 19, 2023, in connection with the 2023 Debenture Financing, the IQ Loan was amended (the “IQ Loan 2023 Amendment”) to allow holders of the Non-Convertible Debentures to benefit from a second-priority hypothec on substantially all movable/personal property of the Company, subject to certain exceptions in regards to excluded assets, and a first-rank hypothec on each of the immovable/real rights related to the Company’s Innovation Center facility located in Mirabel, Quebec and Battery Plant equipment financed by Investissement Quebec.
As part of the IQ Loan 2023 Amendment, the potential forgiveness of up to 30% of the IQ Loan subject to certain criteria tied to the Company and to the operations of the facilities, including the creation and maintenance of workforce and certain minimum spending related to R&D activities was replaced with certain financial penalties of up to C$3,000,000 and/or C$15,000,000 for the Company, pro-rated based on the proportion of criteria achieved and the borrowing amount relative to the C$50,000,000 maximum. Funds will be provided to the Company by way of reimbursement of a predetermined percentage of qualified expenditures incurred by the Company, such that the ultimate amount to be received by the Company from Investissement Quebec is dependent upon qualified expenditures being made by the Company in connection with the Lion Campus. The Company will conduct work, incur expenses and fund all costs from its own capital resources, and then submit claims to Investissement Quebec for reimbursement of a predetermined percentage of eligible qualified expenditures up to C$50,000,000. Disbursement by Investissement Quebec is conditional upon, among other things, the Company's compliance with certain affirmative and negative covenants as set out in the IQ Loan, including covenants relating to Company's creation and maintenance of workforce, operations and R&D activities.
The IQ Loan bears interest at a fixed rate of 4.41%, and will be repayable over a ten-year term, beginning in June 2027. The IQ Loan contains certain affirmative and negative covenants, including covenants relating to the Company’s workforce, operations and R&D activities and to the location of its head office in the Province of Quebec, as well as certain financial covenants. Following the IQ Loan 2023 Amendment and the purchase of the equipment used in the battery factory of the Company, the obligations under the IQ Loan are secured by a second-priority hypothec on the Company's immovable (real) property rights related to the Innovation Center facility located on the Lion Campus and the equipment used in connection with the battery factory of the Company, and a hypothec on substantially all of the Company’s other movable property and assets (subject to certain exceptions and limitations in regards to excluded assets) ranking after those securing the Revolving Credit Agreement, the Non-Convertible Debentures and the Finalta-CDPQ Loan Agreement. As at June 30, 2024, $26.9 million was drawn under the IQ Loan.
Financing Agreement with Strategic Innovation Fund (SIF) of the Government of Canada
On August 19, 2021, the Company entered into an unsecured non-interest bearing loan agreement with the Strategic Innovation Fund of the Government of Canada relating to the construction of the Lion Campus (the “SIF Loan”). The SIF Loan provides for financing of up to C$49,950,000, of which up to 30% is expected to be forgiven subject to certain criteria tied to the Company and to the operations of the facilities, including the creation and maintenance of workforce and certain minimum spending related to R&D activities. Funds will be provided to the Company by way of reimbursement of a predetermined percentage of qualified expenditures incurred by the Company, such that the ultimate amount to be received by the Company from the SIF is dependent upon qualified expenditures being made by the Company in connection with the Lion Campus. The Company will conduct work, incur expenses and fund all costs from its own capital resources, and then submit claims to the SIF for reimbursement of a predetermined percentage of eligible qualified expenditures up to C$49,950,000. Disbursement by the SIF is conditional upon, among other things, the Company's compliance with certain affirmative and negative covenants as set out in the SIF Loan, including covenants relating to Company's creation and maintenance of workforce, operations and R&D activities.

The SIF Loan is repayable over a 15-year term beginning in April 2030. The SIF Loan contains certain affirmative and negative covenants, including relating to the Company’s workforce, operations and R&D activities and to the location of its head office. As at June 30, 2024, $21.5 million was drawn under the SIF Loan, of which $15.1 million was recorded as long-term debt.
Finalta-CDPQ Loan Agreement
On November 8, 2022, Lion entered into the Finalta-CDPQ Loan Agreement with Finalta, as lender and administrative agent, and Caisse de dépôt et placement du Quebec (through one of its subsidiaries), as lender, to finance certain refundable tax credits and grants under government programs. The Finalta-CDPQ Loan Agreement provides for a loan facility of up to a principal amount of C$30 million ($22.2 million) and bears interest at the rate of 10.95% per annum. The Finalta-CDPQ Loan Agreement was amended on July 1, 2024 to provide for a minimum available liquidity requirement aligned during the covenant relief period with the one added to the Revolving Credit Agreement pursuant to the July 2024 Amendment. Following the end of the covenant relief period, the minimum available liquidity requirement under the Finalta-CDPQ Loan Agreement will correspond to C$25,000,000 until maturity. Further, the Finalta-CDPQ Loan Agreement provides for an increase in the applicable interest rate from 10.95% per annum to 12.95% and capitalization of 50% of the interest payable during the covenant relief period. All other material terms and conditions of the amended the loan agreement, including the November 6, 2024 maturity date, remain substantially unchanged.
The obligations thereunder are secured by a first priority security interest, hypothec and lien in certain tax credits and government grants and a subordinate security interest, hypothec and lien in substantially all other movable property and assets. The Finalta-CDPQ Loan Agreement matures on November 6, 2024. The Finalta-CDPQ Loan Agreement includes certain customary restrictions and negative covenants on Lion’s and its subsidiaries’ activities, subject to certain exceptions, baskets, and thresholds. The Finalta-CDPQ Loan Agreement also provides for customary events of default, in each case, subject to customary grace periods, baskets and materiality thresholds. Upon the occurrence and during the continuance of an event of default, the lenders would be entitled to demand the immediate repayment of all amounts owing to them under the Finalta-CDPQ Loan Agreement and/or the lenders may exercise their other rights, remedies and/or recourses. As of June 30, 2024, $21.9 million (C$30 million) was drawn under the Finalta-CDPQ Loan Agreement.
Credit Facility for the Supplier Payment Program
On February 8, 2023, the Company entered into a financing offer with National Bank of Canada with respect to a credit facility (the "Supplier Credit Facility") to finance the Company's accounts payable related to goods or services purchased in the normal course of its operations. On May 8, 2024, financing under the Supplier Credit Facility, which is insured by Export Development Canada ("EDC") was increased from up to $5.0 million, to up to $10.0 million. Each term loan drawn under the Supplier Credit Facility has a period of minimum 30 days and a maximum of 120 days. The Supplier Credit Facility is subject to an annual review and may be cancelled by National Bank of Canada at any time. The Supplier Credit Facility bears interest at a floating rate by reference to SOFR for a comparable period, plus the relevant credit adjustment spread. As at June 30, 2024, $10.0 million was drawn under the Supplier Credit Facility.
Essor Loan
On June 27, 2024, the Company entered into an agreement with Investissement Quebec providing for an unsecured loan under the ESSOR program in the amount of C$5 million ($3.7 million), which loan may, under certain conditions, be drawn up to C$7.5 million ($5.5 million) (the "ESSOR loan"). The ESSOR loan has an initial term of three years, bears interest at a fixed annual rate of 13% per annum and provides, subject to the terms and conditions therein, for a moratorium of 12 months on the payment of any principal and interest thereunder. As at June 30, 2024, the ESSOR loan was undrawn. On July 2, 2024, the Company drew C$5 million ($3.7 million) under the ESSOR loan.

Off-Balance Sheet Arrangements
During the periods presented, Lion did not have any relationships with unconsolidated organizations or financial partnerships, such as structured finance or special purpose entities, which were established for the purpose of facilitating off-balance sheet arrangements.
Maturity analysis of contractual obligations
As disclosed in Note 25 to its annual audited consolidated financial statements for the years ended December 31, 2023 and 2022, Lion enters into contractual obligations that will require it to disburse cash over future periods. In the normal course of business, the Company enters into purchasing agreements with suppliers related to raw material used in the manufacturing of vehicles and lithium-ion battery packs (including commitments under a four-year supply agreement entered into by Lion in November 2022 for the supply of lithium-ion battery cells). These agreements are usually entered into before production begins and may specify a fixed or variable quantity of material to be purchased, at a fixed or variable price. Due to the uncertainty as to the amount and pricing of material that may be purchased, the Company is generally not able to determine with precision its commitments in connection with these supply agreements.
Disclosure of Outstanding Share Data
As of July 30, 2024, the Company had the following issued and outstanding shares, warrants, convertible debentures, stock options, restricted share units (“RSUs”), and deferred share units ("DSUs"):
•226,217,541 common shares, which are listed on the TSX and on the NYSE under the symbol LEV;
•27,111,323 Business Combination Warrants, which are listed on the TSX and on the NYSE under the symbols "LEV.WT" and “LEV WS,” respectively;
•22,637,795 2022 Warrants, which are listed on the TSX and on the NYSE under the symbols "LEV.WT.A" and “LEV WSA,” respectively;
•22,500,000 July 2023 Warrants, entitling the holder to purchase, until July 19, 2028, 22,500,000 common shares in the aggregate at an exercise price of C$2.81 per common share;
•the Specified Customer Warrant which, if and when fully vested, will be exercisable for up to 35,350,003 common shares upon an exercise on a cash basis (see section 13.0 of this MD&A, entitled “Components of Results of Operations—Change in Fair Value of Share Warrant Obligations”). The portion of the Specified Customer Warrant which was vested as of July 30, 2024, was exercisable for 5,302,511 common shares;
•Convertible Debentures with an aggregate principal amount of $74,005,000, bearing interest at 13% per annum compounded on a monthly basis when not paid in cash (otherwise not compounded), convertible at any time until July 19, 2028 into common shares at a conversion price of $2.58 per common share;
•stock options to purchase 13,740,922 common shares;
•2,923,774 RSUs and 748,994 DSUs, each of which can be settled in cash and/or in common shares purchased on the open market or issued from treasury, at the discretion of Lion’s Board of Directors.
17.0     Financial Risk Management
Lion's financial instruments, divided into financial assets and financial liabilities, are measured at the end of each period at fair value or amortized costs using the effective interest method depending on their classification determined by IFRS. By nature, financial liabilities are exposed to liquidity risk whereas financial assets are exposed to credit risk. Additionally, Lion's financial instruments and transactions could be exposed to currency and interest rate risk. While Lion may enter into hedging contracts from time to time to reduce exposure to certain of these risks, any change in the fair value of the contracts could be offset by changes in the underlying value of the transactions being hedged. Lion does not actively engage in the trading of financial assets for speculative purposes, nor does it write options. Furthermore, Lion does not currently have foreign-exchange hedging contracts in place with respect to all currencies in which it does business.
Liquidity Risk
Liquidity risk is the risk that Lion might be unable to meet its obligations related to its financial liabilities. Lion will continue to closely monitor market conditions and its liquidity and working capital requirements as well as the cadence of its operational and other expenditures and, and in parallel, evaluate different opportunities that may enable it to strengthen its financial position and continue to pursue its business strategy. In light of its current circumstances, including the expiration of the covenant relief period on September 30, 2024 and the upcoming maturity of the Finalta-CDPQ Loan Agreement on November 6, 2024, the Company may need to raise additional funds in order to remain in compliance with the terms and conditions of its debt instruments, to fund its operations and to meet its obligations as they become due. While the Company has been successful in securing financing in the past, the availability of additional funds to the Company will depend on a variety of factors, some of which are outside of its control, including dynamics impacting the industries in which the Company operates and the fact that the Company has raised substantial amounts of capital in the past. Additional funds may not be available to the Company on commercially reasonable terms or at all when needed, and if capital is not available to the Company when and in the amounts needed, the Company could be required to take further cost reduction measures or initiatives and/or delay, scale back or abandon all or part of its business strategy, and the Company could also default under its debt instruments. See section 16.0 of this MD&A entitled “Liquidity and Capital Resources” and section 23.0 entitled “Risk Factors” of the Company’s MD&A for the years ended December 31, 2023 and 2022.
Credit Risk
Lion is exposed to credit risk by granting payment terms to its customers. With respect to customers, Lion’s maximum exposure to credit risk is limited to the carrying amount of financial assets recognized on the consolidated statement of financial position. Lion continuously monitors defaults of customers and other counterparties, identified either individually or by group, and incorporates this information into its credit risk controls. Where available at reasonable cost, external credit ratings and/or reports on customers and other counterparties are obtained and used. Lion’s policy is to deal only with creditworthy counterparties. Lion’s management considers that all the financial assets that are not impaired or past due are of good credit quality. Lion has not experienced material credit losses to date.
Currency Risk
While Lion presents its financial statements in U.S. dollars, the functional currency of the parent company and its subsidiaries is the Canadian dollar. The functional currency for The Lion Electric Co USA Inc. and Lion Electric Manufacturing USA Inc. is the U.S. dollar. Lion is exposed to currency risk due to cash, trade and other receivables, borrowings, warrant liabilities, and trade and other payables denominated in a foreign currency, being primarily the U.S. dollar.
Interest Rate Risk
Lion is exposed to interest rate risk with respect to financial assets and liabilities bearing fixed and variable interest rates as described in section 16.0 of this MD&A entitled "Liquidity and Capital Resources."
18.0     Accounting Policies, Accounting Estimates and Judgments, and New Accounting Standards Not Yet Applied
Lion's significant accounting policies are described in Note 3 to its annual audited consolidated financial statements for the years ended December 31, 2023 and 2022 and new significant accounting policies described in its condensed interim consolidated financial statements as at June 30, 2024 and for the three and six months ended June 30, 2024 and 2023. The preparation of financial statements in accordance with IFRS requires management to make estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income, and expenses. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.
Significant Management Judgments in Applying Accounting Policies
The following are significant judgments that management has made in the process of applying accounting policies and that have the most significant effect on the amounts recognized in the consolidated financial statements:

•Capitalization of internally developed intangible assets; and
•Recognition of deferred tax assets.
Key Sources of Estimation Uncertainty
Key sources of estimation uncertainty that have a significant risk of resulting in a material adjustment to the carrying amount of assets and liabilities are as follows:

•Tax credits receivable;
•Impairment of non-financial assets;
•Leases;
•Useful lives of depreciable assets;
•Inventories; and
•Fair value measurement of share-based compensation, share warrant obligations and conversion options on convertible debt instruments.
For a more detailed discussion on these areas requiring the use of management estimates and judgments, please refer to Note 3 to Lion's annual audited consolidated financial statements for the years ended December 31, 2023 and 2022 and Note 3 to Lion's condensed interim consolidated financial statements as at June 30, 2024 and for the three and six months ended June 30, 2024 and 2023.
Initial application of new accounting standards and interpretations in the reporting standards
Amendments to IAS 1, Presentation of Financial Statements
On January 23, 2020, the IASB issued narrow-scope amendments “Classification of Liability as Current or Non-Current” to IAS 1, Presentation of Financial Statements, to clarify its requirements for the presentation of liabilities in the statement of financial position. The amendments clarify that the classification of liabilities as current or non-current should be based on rights to defer that have substance and exist at the end of the reporting period. The adoption of the amendments as of January 1, 2024 did not have an impact on the Company’s condensed interim consolidated financial statements.
New Accounting Standards Not Yet Applied
New accounting standards not yet applied are described in Note 3 to the Company's annual audited consolidated financial statements for the years ended December 31, 2023 and 2022.
At the date of authorization of the audited annual consolidated financial statements, several other new, but not yet effective, standards and amendments to existing standards, and interpretations have been published by the IASB. None of these standards or amendments to existing standards have been adopted early by the Company.
Management anticipates that all relevant pronouncements will be adopted for the first period beginning on or after the effective date of the pronouncement. New standards, amendments and interpretations not adopted in the current period have not been disclosed as they are not expected to have a material impact on the Company’s financial statements.

19.0     Emerging Growth Company Status
As defined in Section 101(a)(19) of the Jumpstart Our Business Startups Act, or JOBS Act, Lion qualifies as an emerging growth company (“EGC”). As such, Lion is eligible for and relies on certain exemptions and reduced reporting requirements provided by the JOBS Act, including the exemption from the auditor attestation requirements with respect to internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act.
Lion will remain an EGC under the JOBS Act until the earliest of (i) the last day of the fiscal year in which it has total annual gross revenue of $1.235 billion or more during such fiscal year (as indexed for inflation), (ii) the date on which it has issued more than $1 billion in non-convertible debt in the prior three-year period, (iii) the last day of the fiscal year following the fifth anniversary of the date of the closing of the Business Combination or (iv) when it has qualified as a “large accelerated filer,” which refers to when it (1) has an aggregate worldwide market value of voting and non-voting shares of common equity securities held by non-affiliates of $700 million or more, as of the last business day of its most recently completed second fiscal quarter, (2) has been subject to the requirements of Section 13(a) or 15(d) of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), for a period of at least twelve calendar months, (3) has filed at least one annual report pursuant to Section 13(a) or 15(d) of the Exchange Act, and (4) is not eligible to use the requirements for “smaller reporting companies,” as defined in the Exchange Act.
20.0     Internal Control over Financial Reporting
Evaluation of Disclosure Controls and Procedures
Under the supervision and with the participation of the Company's management, including its Chief Executive Officer and Founder and its Chief Financial Officer, the Company conducted an evaluation of the effectiveness of its disclosure controls and procedures, as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, as of June 30, 2024, the end of the period covered by this MD&A. Based on this evaluation, the Company's Chief Executive Officer and Founder and Chief Financial Officer have concluded that as of June 30, 2024, the end of the period covered by this report, the Company's disclosure controls and procedures were effective.
Disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings, or other reports filed or submitted by it under securities legislation is recorded, processed, summarized, and reported within the time periods specified in the securities legislation and include controls and procedures designed to ensure that information required to be disclosed by an issuer is accumulated and communicated to the issuer’s management, including its certifying officers, as appropriate to allow timely decisions regarding required disclosure.
Changes in Internal Control over Financial Reporting
Under the supervision and with the participation of the Company's Chief Executive Officer and Founder and its Chief Financial Officer, management has determined that there have been no changes in the Company's internal control over financial reporting that occurred during the quarter ended June 30, 2024 that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.
21.0    Foreign Private Issuer Status
Lion qualifies as a “foreign private issuer” as defined under SEC rules. As long as Lion continues to qualify as a foreign private issuer under SEC rules (even if Lion no longer qualifies as an EGC), Lion will be exempt from certain SEC rules that are applicable to U.S. domestic public companies, including:
•the rules requiring domestic filers to issue financial statements prepared under U.S. GAAP;

•the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act;
•the sections of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and liability for insiders who profit from trades made in a short period of time;
•the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial statements and other specified information, and current reports on Form 8-K upon the occurrence of specified significant events; and
•the selective disclosure rules by issuers of material non-public information under Regulation FD.
Lion may take advantage of these exemptions until such time as Lion no longer qualifies as a foreign private issuer. Lion would cease to be a foreign private issuer at such time as more than 50% of its outstanding voting securities are held by U.S. residents and any of the following three circumstances applies: (i) the majority of its executive officers or directors are U.S. citizens or residents, (ii) more than 50% of its assets are located in the United States or (iii) its business is administered principally in the United States.
Foreign private issuers are also exempt from certain more stringent executive compensation disclosure rules. In addition, because Lion qualifies as a foreign private issuer under SEC rules, Lion is permitted to follow the corporate governance practices of Canada (the jurisdiction in which Lion is organized) in lieu of certain NYSE corporate governance requirements that would otherwise be applicable to Lion, including with respect to certain independence criteria as well as the composition of board committees.

Additional Information
Additional information relating to Lion is available on SEDAR+ at www.sedarplus.ca and on Edgar at www.sec.gov.